SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

N.I.R.E. 29300006939

Publicly-Held Company

MANAGEMENT PROPOSAL

FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 16, 2019

Dear Shareholders,

The Management of Braskem S.A. (“Company” or “Braskem”) submits this management proposal (“Proposal”) related to the Annual and Extraordinary General Meeting of Braskem to be held on April 16, 2019 (“Meeting”), in accordance with the provisions of the Brazilian Securities Commission (“CVM”) Ruling No. 481, of December 17, 2009, as amended (“CVM Ruling No. 481”).

Considering the Company’s interest, the Management presents the following information with regard to the matters included in the agenda for the aforementioned Meeting:

I.             In Annual General Meeting:

1.            Review, discuss and vote on the Management Report and respective Manager Accounts and Financial Statements of the Company, containing Explanatory Notes for the fiscal year ended on December 31, 2018, accompanied by the Independent Auditors’ Report and the Fiscal Council’s Report

As approved by the Company’s Board of Directors in a meeting held on march, 13th, 2019, pursuant to Article 26, item “V”, of its Bylaws, the Management of the Company submits to your examination the Management Report, the Financial Statements of the Company, containing explanatory notes for the fiscal year ended on December 31, 2018, accompanied by the Independent Auditors’ Report and the Company’s Fiscal Council’s Report, which were made available to the investors on march 13th, 2019. The announcement set forth in the main section and paragraph 1 of article 133 of Law 6,404, of December 15, 1976, as amended (“Corporate Law”), shall be published in the Official Gazette of the State of Bahia and in the newspaper “Correio da Bahia”, pursuant to article 124 of the Corporation Law.

Also pursuant to article 133 of the Corporation Law, article 9 of CVM Ruling No. 481, the documents provided by the Company’s management for your analysis of the Management accounts are:

(i)             Management Report on the company's business and major administrative events of the fiscal year ended on December 31, 2018;

(ii)           Financial Statements and explanatory notes for the fiscal year ended on December 31, 2018;

(iii)          Form of Standardized Financial Statements - DFP;

(iv)         Independent Auditors’ Report;

(v)           Fiscal Council’s Report;

(vi)         Statement by the Officers that they have reviewed, discussed and agreed with the opinions expressed in the Independent Auditors’ Report, informing the reasons, in case of disagreement;

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(vii)        Statement by the Officers that they have reviewed, discussed and agreed with the Financial Statements;

(viii)      The comments by the Company’s managers, pursuant to item 10 of its Reference Form (Exhibit I to this Proposal); and

2.            Examine, discuss and vote on the Management Proposal for the allocation of the net profit of the fiscal year ended on December 31, 2018

The Management of the Company proposes that the shareholders resolve on the allocation of the net profit of the fiscal year ended on December 31, 2018, as per Exhibit II to this Proposal.

3.            Resolve on the election of members of the Company’s Fiscal Council

The Company’s Management proposes to resolve on the election of up to five (05) effective members and their respective alternates to the Company’s Fiscal Council, for a term of office of one (01) year effective up to the date of the next Annual General Meeting concerning the fiscal year to end on December 31, 2019, pursuant to articles 42 and 43 of the Company’s Bylaws.

Exhibit III to this Proposal includes the list and information about the candidates recommended by the Company’s controlling company and by Petróleo Brasileiro S.A. Petrobras (“Petrobras”) pursuant to the provisions of article 10 of CVM Ruling No. 481.

4.            Resolve on the annual and global compensation of the managers and members of the Fiscal Council related to the fiscal year ending on December 31, 2019.

The total amount proposed for the fiscal year of 2019 related to the overall compensation of the Managers in 2019 is 83,039,380.15  Reais (BRL  Eighty-three billion, thirty-nine million, three hundred and eighty thousand reais and fifteen cents ), including fixed and variable fees related to payroll charges recognized in the Company's results and applicable benefits. Moreover, the Management proposes for the fiscal year of 2019 the amount of 1,101,600.00  Reais (BRL One million, one hundred and one thousand, six hundred reais) concerning compensation to the Fiscal Council’s members, in compliance with the provision of article 162, paragraph 3, of the Corporation Law; therefore, totaling a global compensation to the Managers and the Fiscal Council in the amount of 84,140,980.15 Reais RL Eighty-four million, one hundred and forty thousand, nine hundred and eighty reais and fifteen cents )).

Pursuant to article 12 of CVM Ruling No. 481, this Proposal contains thorough information referring to the setting of compensation for Managers and the Fiscal Council, pursuant to its Exhibits IV and V.

The annual and global compensation amount proposed above is based on a composition estimate for Managers’ fees pursuant to market reference, considering monthly fees (offset arising from inflation and merits), short-term (according to seniority and goals) and long-term (according to the Long-Term Incentive Plan - ILP approved for the year) variable fees and benefits.

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II. In Extraordinary General Meeting:

5.            Resolve on the replacement of 3 effective members and 1 alternate member of the Company's Board of Directors, appointed by the controlling shareholder and Petrobras, for the remainder of the current term, which will end on the occasion of the Annual Shareholders' of the fiscal year ending on 12.31.2019

The Management of the Company proposes that the shareholders resolve,  on the replacement of 3 effective members and 1 alternate member of the Company's Board of Directors, appointed by the controlling shareholder and Petrobras, for the remainder of the current term, which will end on the occasion of the Annual Shareholders' of the fiscal year ending on 12.31.2019

Exhibit III to this Proposal includes the information about the candidate recommended, pursuant to article 10 of CVM Ruling No. 481.

Therefore, since this is not the election of a new board of directors but a majority vote election for replacement of 3 effective members of a council composed by 11 effective members, cumulative vote or separate election pursuant to  art. 141, §4 or §5 of the Corporate Law are not applicable. Such understanding is also reflected in the Remote Voting Bulletin (“Bulletin”), which does not encompass the possibility of requesting cumulative vote or separate election for the Board of Directors.

The Management of the Company informs that Mr. João Cox Neto, effective member of the board of directors, will no longer be appointed by the controlling shareholder as an independent member, and from now on will be appointed by Petrobras as a non-independent member, remaining in his position at the board of directors, explained by the fact that Mr. João Cox was elected to the Board of Directors of Petrobras, a relevant supplier of products to the Company, which implies the loss of his independence. Mr. João Pinheiro Nogueira Batista is now appointed by the controlling shareholder to hold the position formerly occupied by Mr. João Cox Neto.

III. Shareholders’ Representation

Shareholders may participate in the Meeting in person or by an attorney-in-fact duly appointed, or through bulletin, and the detailed guidelines regarding the necessary documentation are set forth in the Bulletin. We describe below additional information on the participation in the Meeting:

                (a) In person or by Physical Proxy: with the objective of expediting the works of the Meeting, the Company’s Management requests that the Shareholders file with the Company, 72 hours prior to the date scheduled for the Meeting, the following documents: (i) proof of ownership of the share issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares within 8 days from the Meeting; (ii) proxy, duly regularized under the law, in case of representation of the shareholder, with grantor’s signature certified by a notary public, notarization, consularization or apostille annotation (as the case may be) and sworn translation, together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors’ election (if any) and minutes of the Executive Board election if the shareholder is a legal entity; and/or (iii) with regard to the shareholders taking part of the fungible custody of registered shares, a statement of the respective ownership interest, issued by the competent body. Shareholders or their legal representatives shall attend the Meeting in possession of the proper identification documents. However, it is worth stressing that, under paragraph 2 of article 5 of CVM Ruling 481, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company. The Company shall not accept powers of attorney granted by shareholders through electronic means.

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                (b) Remote Voting Bulletin: the Company shall adopt the remote voting system under the terms of CVM Ruling 481, thus allowing its Shareholders to send their votes: (i) through its respective custody agents; (ii) through the registrar of the Company’s shares (Itaú Corretora de Valores S.A.); or (iii) directly to the Company, as per the guidelines contained in the Bulletin and in item 12.2 of the Reference Form.

The Bulletin hereto presents the matters comprising the Meeting’s agenda, described in items 1 to 5 of this Proposal. The shareholders who choose to cast their votes remotely at the Meeting shall fill out the Bulletin made available by the Company, stating if they wish to approve, reject or abstain from voting on the resolutions described in the Bulletin, in compliance with the procedures described above.

Finally, all the exhibits are detailed in this Proposal in accordance with the laws and regulations.

The Management

***

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EXHIBIT	PAGE
EXHIBIT I - Comments by the Company’s managers, pursuant to item 10 of the Reference Form.	6

EXHIBIT II – Proposal of allocation of the net profit for the fiscal year ended in 2018, containing, at least, the information indicated in Exhibit 9.1.II of CVM Ruling No. 481.	48

EXHIBIT III - Indication of manager to hold the position of effective/alternate member of the Board of Directors and to hold the positions of effective and alternate members of the Fiscal Council of the Company, according to information provided in items 12.5 to 12.10 of the Reference Form, under article 10, item I, of CVM Ruling No. 481.	54

EXHIBIT IV – Proposal for compensation of the managers, under article 12, item I, of CVM Ruling No. 481.	65

EXHIBIT V – Proposal for compensation of the managers, as informed in item 13 of the Reference Form, under article 12, item II, of CVM Ruling No. 481.	67

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BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

N.I.R.E. 29300006939

Publicly-Held Company

EXHIBIT I

MANAGEMENT PROPOSAL

FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 16, 2019

Comments by the Company’s Managers, pursuant to item 10 of the Reference Form.

10.             Officers comments

10.1       General financial and equity conditions

(a)         Officers’ comments on the general financial and equity conditions

The Officers understand that the Company presents financial and equity conditions that are compatible with its area of operation and are enough to implement its strategic goal of meeting the needs of its Clients in the value chain of the chemical, petrochemical and plastic industry in Brazil and in the world, maximizing the value for its shareholders.

In the fiscal year ended on December 31, 2018, the Company registered an EBITDA of USD 3,105 million (BRL 11,315 million), in comparison with USD 3,872 million (BRL 12,334 million) in the fiscal year ended on December 31, 2017, and USD 3,304 million (BRL 11,507 million) in the fiscal year ended on December 31, 2016. For further information, see item 10.2 (b) of this proposal.

The free cash flow generation of the Company1 in the fiscal year ended on December 31, 2018 was BRL 7,068 million in comparison with BRL 2,460 million in the fiscal year ended on December 31, 2017, an increase of 187%, which presented a 9%-growth in relation to the fiscal year ended on December 31, 2016 (BRL 2,247 million). For further information, see item 10.2 (b) of this proposal.

On December 31, 2018, the Company’s net indebtedness (USD 5,129 million/BRL 18,873 million) in Dollars was reduced by 15% in comparison to the indebtedness on December 31, 2017 (USD 6,031 million/BRL 19,951 million), which, in turn, was 2% lower than the net indebtedness in Dollars presented on December 31, 2016 (USD 6,139 million/BRL 20,007 million).

1 Free Cash Generation refers to the Net Cash Generated by the Operational Activities deducted (i) from the payment of the Leniency Agreement; (ii) from the financial investments on time deposit; and (iii) from the effects of the reclassifications between the lines of Financial Investments and Cash and Cash Equivalents; less the line of Cash Application on Investment Activities.

The Company’s financial leverage, measured by the ratio net debt/EBITDA in Dollars, in the last three fiscal years, , was respectively of 2.06x, 1.91x and 1.95x, a 8%-increase compared to December 31, 2017, which presented a 2%-reduction compared to December 31, 2016. For further information, see item 10.1 (h) of this proposal.

Regarding the equity conditions of the Company, on December 31, 2018, the consolidated shareholders’ equity attributable to the Company’s shareholders2 was of BRL 6,788 million, compared to BRL 6,518 million on December 31, 2017, and BRL 2,739 million on December 31, 2016. For further information, see item 10.1 (h) of this proposal.

The return on equity, expressed by the net earnings on the shareholders’ equity, in the fiscal years ended on December 31, 2018, 2017 and 2016 were, respectively, of 42%, 63% and -15%.

The Company's liquidity indicators of the last three fiscal years are presented in the table below:

	Fiscal year ended on December 31,
	2018	2017	2016
Net Liquidity (x) (1)	1.54	1.79	1.25
General Liquidity (x) (2)	1.16	1.17	1.07
Leverage (x) (3)	2.06	1.91	1.95

1 General Liquidity = Current Assets / Current Liabilities – Does not consider Braskem Idesa

2 General Liquidity = (Current Assets + Non-Current Assets) / (Current Liabilities + Non-Current Liabilities) - Does not consider Braskem Idesa

3Leverage = [(Gross Debt + Derivatives + Leniency Agreement) – Cash]/ EBITDA – Does not consider Braskem Idesa’s (controlled company) net debt and EBITDA. Sums in USD - Does not consider Braskem Idesa’s net debt, cash and EBITDA. The cash balance and investments exclude [USD 133 million] of financial investments used as collateral for Company’s obligation related to the creation of a reserve account for the project finance of the controlled company Braskem Idesa and considers the financial investments in government bonds kept for trade referring to Treasury Bills (“LFTs”) issued by the Brazilian federal government. These bonds’ maturity exceeds three months, have immediate liquidity and have a short-term realization expectation.

(b)        Officers’ comments on the capital structure

The officers indicate, in the table below, the Company’s capital structure evolution in relation to the last three fiscal years:

Capital Structure	Fiscal year ended on December 31,
	12/31/2018		12/31/2017		12/31/2016
	BRL million	%	BRL million	%	BRL million	%
Net equity	5,911	10%	5,690	11%	1,721	3%
Third-Party Equity	53,283	90%	47,651	89%	50,631	97%

The third-party equity is mainly formed as follows:

Third-Party Equity	12/31/2018		12/31/2017		12/31/2016
	BRL million	%	BRL million	%	BRL million	%
Financing	25,193		26,675	50	23,331	46
Stock Market	21,999	41	20,150	42	14,029	28
National Government Officials	330	1	716	2	3,245	6
Foreign Public Officials	1,957	4	742	2	380	1
Structured Operations	499	1	735	2	2,389	5
Working Capital	407	1	1,332	3	3,288	6
Transactions with derivatives	232	0	7	0	890	2
Project Finance Braskem Idesa	10,505	20	9,691	20	10,438	21
Leniency Agreement	1,443	3	1,629	3	2,853	6
Suppliers	8,615	16	5,525	12	6,747	13
Loan from non-controlling shareholder at Braskem Idesa	2,184	4	1,757	4	1,621	3
Others	5,112	10	5,367	11	4,751	9
Total	53,283	100	47,651	100	50,631	100

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2 Ignoring (non-controlling shareholder) Idesa S.A.P.I’s equity interest in the controlled company Companhia Idesa S.A.P.I..

The Company seeks to diversify its financing sources by using funds from the stock market, government officials, through working capital and other structured operations. The Company’s financial strategy remains focused on raising funds on the stock market, keeping back credit lines available for working capital operations.

(c)         Officers’ comments on the ability to pay financial commitments undertaken

The Company’s officers believe that the levels of financial leverage and liquidity are proper for the Company to fulfill its present and future obligations and to capture commercial opportunities as they appear, although the Company’s officers cannot guarantee that this situation will remain the same.

The Company assumed commitments (raising funds from third parties3) in the fiscal year ended on December 31, 2018, in the total amount of BRL 4,302 million, compared to BRL 8,492 million raised in the fiscal year ended on December 31, 2017, and BRL 4,108 million raised in the fiscal year ended on December 31, 2016. The strategy of undertaking commitments has the purpose of stretching the debt profile. Considering the funds from third parties taken by the controlled company Braskem Idesa, the total amount of funds raised is of BRL 4,302 million in the fiscal year ended on December 31, 2018, BRL 8,680 million in the fiscal year ended on December 31, 2017, and BRL 4,612 million in the fiscal year ended on December 31, 2016.

In all three fiscal years, the Company tried to keep its level of liquidity elevated, reflecting its payment ability via operational cash flow generation and the maintenance of stand-by line, thus ensuring the coverage of its obligations in 48 months on December 31, 2018.

The Company’s ability to pay, however, may be affected by several risk factors.

In short, it is possible to say that the Company’s main cash needs comprise: (i) working capital needs; (ii) payment of the debt service; (iii) capital investments related to investments in operations, modernization and strategic investments; and (iv) payment of dividends referring to the shares. In order to meet these cash needs, the Company has been traditionally relying on the cash flow derived from its operating activities, with short and long-term loans and issuing bonds in the national and international stock markets.

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3 This indicator does not consider the controlled company Braskem Idesa’s debt, in the amount of USD 2.7 billion, because it is a project finance and therefore must be exclusively repaid with the project’s cash generation.

On December 31, 2018, the Company maintained its investment grade ratings given by Standard & Poor's and Fitch Ratings and presented a credit risk that exceeded the sovereign risk by the three major risk credit rating agencies (S&P, Fitch and Moody’s).

In the fiscal year ended on December 31, 2018, Moodys and S&P changed the Company's perspective of risk from negative to stable. In addition, the Company's credit risk by S&P is 3 notches above Brazil’s sovereign risk for the first time.

Agency/Year	2018	2017	2016
Fitch Ratings	BBB- Stable	BBB- Stable	BBB- Stable
Standard & Poor’s	BBB- Stable	BBB- Negative	BBB- Negative
Moody’s	BBB- Stable	Ba1 Negative	Ba1 Negative

(d)        Sources of financing for working capital and capital expenditures  used

The Company used as sources of funds for financing of working capital and capital expenditures, in addition to the commitments (raising funds from third parties4) mentioned in the previous item, the generation itself of operational cash, which was BRL 9,250 million in the fiscal year ended on December 31, 2018, in comparison with BRL 2,462 million in the fiscal year ended on December 31, 2017 and BRL 4,458 million in the fiscal year ended on December 31, 2016.

▪   Loans and financing for the working capital: in the last three fiscal year, the Company raised funds with export credit operations, in the types ACCs (Advances on Exchange Contracts) and PPEs (Export Pre-Payment), and true sale/assignment of receivable operations.

▪   Financing of current investment and other strategic projects: in the last three fiscal years, direct and indirect funds were used, as well as credits insurances, of Brazilian and foreign governmental bodies, such as: Banco Nacional de Desenvolvimento Econômico e Social, Banco do Nordeste do Brasil, FINEP, Fundo de Desenvolvimento do Nordeste, NEXI (Japanese credit agency), SACE (Italian credit agency) and Euler-Hermes (German credit agency).

(e)   Sources of financing for working capital and capital expenditures that it intends to use as a means of covering liquidity shortfalls

The officers believe they can cover occasional liquidity shortfalls of the Company with a combination of: (i) funds from general operations of the Company; (ii) funds from financing, including new raising and refinancing of the already existing debt; and (iii) funds from the reduction of the operational cycle and consequent reduction of the need of financing working capital.

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4 This indicator does not consider the controlled company Braskem Idesa’s debt, in the amount of USD 2.7 billion, because it is a project finance and therefore must be exclusively repaid with the project’s cash generation.

(f)          Indebtedness levels and the characteristics of such debts

The table below shows the Company’s financial leverage evolution in the last 3 fiscal years, measured by the “Net Debt/EBITDA” indicator:

(Millions)	12/31/2018		12/31/2017		12/31/2016
	Reais	Dollar	Reais	Dollar	Reais	Dollar
Net Debt(1)	19,873	5,129	19,951	6,031	20,007	6,139
EBITDA LTM	9,052	2,486	10,045	3,153	11,022	3,155
Leverage (x)	2.20	2.06	1.99	1.91	1.82	1.95

(1)Net Indebtedness = Short-Term Loans + Long-Term Loans + Derivatives + Leniency Agreement – Cash and Cash Equivalents. This indicator does not consider the controlled company Braskem Idesa’s debtbecause it is a project finance, and therefore must be exclusively repaid with the project’s cash generation. Accordingly, Mexico’s cash and EBITDA are not considered. The cash balance and investments exclude [USD 133 million] of financial investments used as collateral for Company’s obligation related to the creation of a reserve account for the project finance of the controlled company Braskem Idesa and considers the financial investments in government bonds kept for trade referring to Treasury Bills (“LFTs”) issued by the Brazilian federal government. These bonds’ maturity exceeds three months, have immediate liquidity and have a short-term realization expectation.

The Company’s indebtedness profile can be summarized by the table below, which does not consider the controlled company Braskem Idesa’s debt, in the amount of USD 2.7 billion , because it is a project finance, and therefore must be exclusively repaid with the project’s cash generation:

	12/31/2018	12/31/2017	12/31/2016
	(BRL million)
Short-Term Debts	765	1,212	2,594
Long-Term Debts	27,427	22,463	20,737
Debts in Reais	5%	6%	21%
Debts subject to Dollar exchange variation	95%	94%	79%
Debts subject to other currencies exchange variation	0%	0%	0%
Unsecured Debts	98%	96%	86%
Asset-Backed Debts	2%	3%	12%
Debts covered by other types of guarantees	0%	1%	1%

The Company’s amortization schedule can be summarized by the table below, which does not consider the controlled company Braskem Idesa’s debts, as explained above:

	2019	2020	2021	2022	2023	2024	2025 onwards	TOTAL
	(BRL million)
Brazilian Currency (1)	155	131	102	97	265	256	26	1,032
Foreign Currency (1)	673	1,723	3,941	2,260	2,183	3,152	10,365	24,298
Total	828	1,854	4,044	2,357	2,448	3,407	10,391	25,330

(1)      This does not consider transaction costs

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(i)    Material loan and financing agreements

The officers of the Company describes below: (I) the main conditions, guarantees and restrictive clauses connected to the loan and financing agreements that they classify as material; (ii) other long-term relationships with financial institutions; (iii) debt subordination levels; and (iv) any possible restrictions imposed to the issuer.

COMPANY

Fixed-rate Notes

Date of Issue/ Date of the Agreement	Operation Currency	Amount Issued (Operation Currency in MM)	Due Date	Interest			Repayment of Principal	Debt Balance Principal and Interest on 12/31/2018
				Index	Spread (% p.a.)	Payment		Amount USD million	Amount BRL million
May-10	USD	750	May-20	Pre	7.000%	Semi-annual	Final	375	1,451
Apr-11	USD	1,000	Apr-21	Pre	5.750%	Semi-annual	Final	944	3,656
Jul-11	USD	750	Jul-41	Pre	7.125%	Semi-annual	Final	773	2,997
May-12	USD	500	May-22	Pre	5.375%	Semi-annual	Final	504	1,954
Feb-14	USD	750	Feb-24	Pre	6.450%	Semi-annual	Final	770	2,983
Oct-17	USD	500	Jan-23	Pre	3.500%	Semi-annual	Final	508	1,970
Oct-17	USD	1.250	Jan-28	Pre	4.500%	Semi-annual	Final	1,277	4,947

Perpetual Bonds

Date of Issue	Amount (USD million)	Due Date	Interest			Debt Balance Principal and Interest on 12/31/2018
			Index	Spread (% p.a.)	Payment	Amount USD million	Amount BRL million
Oct-10	700	Oct-15	Pre	7.375%	Quarterly (1)	509	1,972

1 On September 26, 2018, the Company made the partial redemption of USD 200 million, as part of its strategy to reduce the indebtedness cost.

Credit Lines for Export Pre-Payment

Date of the Agreement	Operation Currency	Amount Issued (Operation Currency in MM)	Due Date	Interest			Repayment of Principal	Debt Balance Principal and Interest on 12/31/2018
				Index	Spread (% p.a.)	Payment		Amount USD million	Amount BRL million
Apr/18	BRL	400	Mar/24	CDI	100.0% CDI + 0.70	Final	Final [1]	105	406

1The company has a swap operation to compensate the CDI fluctuation.

Financing Lines with Foreign Public Officials

Date of the Agreement	Operation Currency	Amount Issued (Operation Currency in MM)	Due Date	Interest			Repayment of Principal	Debt Balance Principal and Interest on 12/31/2018
				Index	Spread (% p.a.)	Payment		Amount USD million	Amount BRL million
Jan/13	USD	200	Nov/22	LIBOR	1.10%	Semi-annual	Semi-annual (1)	80	311
Sep/17	USD	135	Mar/27	LIBOR	1.61%	Semi-annual	Semi-annual (2)	129	499
Jul/18	USD	225	Dec/28	LIBOR	0.65%	Semi-annual	Semi-annual (3)	160	620
Nov/18	USD	295	Nov/28	LIBOR	0.90%	Semi-annual	Semi-annual (4)	296	1,147

1 Amortization began in May/13.

2 The principal will begin to be repaid in Sep/18.

3 The principal will begin to be repaid in Nov/20.

4 The principal will begin to be repaid in May/19.

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Financing Lines with National Public Officials

Date of the Agreement	Operation Currency	Amount Issued (Operation Currency in MM)	Due Date	Interest			Repayment of Principal	Debt Balance Principal and Interest on 12/31/2018
				Index	Spread	Payment		Amount USD million	Amount BRL million
					(% p.a.)
Dec/10	BRL	200	Dec/22	Pre	8.5%	Monthly	Monthly	89	23

The purpose of the agreement listed above was to finance specially modernization projects of the Company's industrial plants in Brazil.

BRASKEM IDESA - Project Finance

Date of the Agreement	Operation Currency	Amount Issued (Operation Currency in MM)	Due Date	Interest			Repayment of Principal	Debt Balance Principal + Interest on 12/31/2018
				Index	Spread (% p.a.)	Payment		Amount USD million	Amount BRL million
Jul/13 - Sep/15	USD	3,193.1	Feb-19	PRE	4.33% - 6.17%	Quarterly	Quarterly	682	2,641
				Libor	2.73% - 4.65%	Quarterly	Quarterly	2,053	7,953

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(ii)  Other long-term relations with financial institutions

Except for the relations derived from loan and financing agreements, whose more relevant items were described in item 10.1.f(i) above, the Company has the following long-term relations with financial institutions arising from transactions with derivatives:

Identification	Type	Nominal Value	Protection	Due Date	Fair value, net BRL million
		USD Million	(Interest rate p.a.)		2018
Interest rate swap linked to Libor (Braskem Idesa)	Swap Libor I to VI	798	1.9825%	Aug-2025	(68)

Identification	Type	Nominal Value	Average Strike	Due Date	Fair value, net BRL million
		BRL million	(foreign exchange BRL / USD)		2018
Dollar purchase and sale option	Puts purchase and calls sale	7,341	3.2983 (put) and 4.6068 (call)	Jan-2019 to Dec-2020	36

Identification	Type	Nominal Value	Due Date	Fair value, net BRL million
		BRL million		2018
Swap IPCA - Dollar	Swap IPCA - Dollar	1,348	Jan-2019 to Jan-2023	184

Identification	Type	Nominal Value	Due Date	Fair value, net BRL million
		BRL million		2018
Swap NCE	Swap NCE	400	Apr-2019 to Mar-2021	5

Identification	Type	Nominal Value	Due Date	Fair value, net
		USD Million		2018
NDF Braskem Argentina	Foreign exchange swap	3	Jan-2019	1

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Subordination level between the Company’s debts

Fiscal Year (12/31/2018)
Type of obligation	Type of Collateral	Less than one year	One to three years	Three to five years	Longer than five years	Total
Loan	Mortgage of plants, pledge of machinery and equipment	292	132			424
Financing	Mortgage of plants, pledge of machinery and equipment	91,436	80,629	22,222		193,287
Loan	Unsecured guarantees	69,803	116,244	316,244	403,427	905,718
Financing	Unsecured guarantees	202,472	502,901	461,660	948,706	2,115,738
Bonds	Unsecured guarantees	412,676	5,050,000	3,874,800	12,593,100	21,930,576
Financing	Another type of guarantee or privilege	24,261	46,033	28,960	64	99,318
Bonds	Another type of guarantee or privilege	27,994	97,024	101,257	69,524	295,799
Total		827,934	5,892,963	4,805,143	14,014,820	25,540,860
Another Type of Guarantee or Privilege
Bank guarantee
Note
The information above refers to the Company’s consolidated financial statements. It does not consider Braskem Idesa’ project finance. Amount in BRL thousand

For the purpose of raking the credit, the Company’s debts are not guaranteed, except the debts before BNDES, BNB, FINEP and NEXI, which are covered real or financial guarantees. From the contractual point of view, there is no subordination between debts, so the payment of each one of them must respect the maturity date set in each contract, regardless of the payment of the other debts.

We stress that the Company paid approximately BRL 1.6 billion of its debt with BNDES in November 2017. This means that a relevant portion of the asset-backed indebtedness (mortgages) was released. In addition, it should be noted that the Company's new financial agreements in 2018 are free of any real or financial guarantees. Therefore, there has been an improvement in the Company’s credit rating due to the reduction of the subordination degree between its debts.

	12/31/2018	12/31/2017	12/31/2016
	(BRL million)
Current and Non-Current Liabilities	53,283	47,651	50,631
Shareholders’ Equity Attributable to Shareholders	6,788	6,158	2,739
Indebtedness Index	7.8	7.3	18.5

(iii) Restrictions imposed on the Company, especially with regard to indebtedness ratios and limits on new indebtedness, distribution of dividends, divestiture, issuance of new securities, and disposal of ownership control

The Company does not have in force restrictions to limits for certain indicators related to the indebtedness capacity and to the payment of interest. However, some of the financing agreements signed by the Company provide for other obligations that restrict, among other things, the Company and its subsidiaries’ ability to assume guarantees or undergo merger or consolidation processes with other entities, change its controlling interest, and otherwise sell its assets. The agreed restrictions, when not formally waived by the creditors, do not cause the acceleration of the financing agreements signed by the Company.

(g)         Limits of the contracted financing and percentages already used

All credit limits hired by the Company have been entirely used, except for the stand-by credit line in the amount of USD 1 billion, to become mature in 2023.

In 2018, the Company entered into two financing agreement with foreign government agents. The SACE operation for US$ 295 million was fully disbursed in November 2018. The Euler Hermes operation for US$ 225 million was partially disbursed at US$ 160 million in 2018. It is worth noting that for the latter; disbursements are linked to the expenses related to the construction of the new polypropylene plant in the United States. The remaining amount is expected to be disbursed between 2019 and 2020.

DOCS - 4196139v4

h) material changes in each item of the financial statements

INCOME STATEMENT FOR THE FISCAL YEAR

Income Statement (BRL million) CONSOLIDATED	2018 (A)	AV%	2017 (B)	AV%	2016 (C)	AV%	2018x2017 (A)/(B)	2017x2016 (B)/(C)
Net Revenue	58,000	100%	49,261	100%	47,664	100%	18%	3%
Cost of Goods Sold	(46,407)	-80%	(36,401)	-74%	(34,986)	-73%	27%	4%
Gross Profit	11,592	20%	12,860	26%	12,678	27%	-10%	1%
Selling and Distribution Expenses	(1,546)	-3%	(1,460)	-3%	(1,404)	-3%	6%	4%
General and Administrative Expenses	(1,633)	-3%	(1,434)	-3%	(1,286)	-3%	14%	12%
Research and Development Expenses	(200)	0%	(167)	0%	(162)	0%	19%	3%
Shareholding interest results	(1)	0%	40	0%	30	0%	-102%	33%
Other Net Revenues (Expenses)	91	0%	(479)	-1%	(3,906)	8%	n.a.	-88%
Operating Profit Before Financial Result	8,304	14%	9,359	19%	5,951	12%	-11%	57%
Net Financial Result	(4,651)	-8%	(3,942)	-8%	(6,091)	-13%	18%	-35%
Financial Expenses	(2,984)	-5%	(3,747)	8%	(3,571)	-7%	-20%	5%
Financial Revenues	589	1%	604	1%	690	1%	-2%	-13%
Exchange rate variations, net»	(2,257)	-4%	(799)	-2%	(3,210)	-7%	183%	-75%
Profit Before income tax and social contribution	3,653	6%	5,417	11%	(140)	0%	-33%	n.a.
Income tax / Social Contribution	(745)	-1%	(1,292)	-3%	(616)	-1%	-42%	110%
Discontinued operations results	-	0%	9	0%	27	0%	n.a.	-67%
Net Profit (Loss)	2,907	5%	4,133	8%	(729)	-2%	-30%	-667%
Attributable to
Company’s Shareholders	2,867	5%	4,083	8%	(411)	-1%	-30%	n.a.
Interest of non-controlling shareholder of Braskem Idesa	41	0%	50	0%	(318)	-1%	-19%	n.a.

The main variations in the operating results of the last three fiscal years are explained in item 10.2 (b) below.

EQUITY ACCOUNTS

ASSETS (BRL million)	Dec/18 (A)	AV%	Dec/17 (B)	AV%	Dec-16 (B)	AV%	2018x2017 (A)/(B)	2017x2016 (B)/(C)
Current Assets	21,384	36%	17,992	34%	16,426	31%	19%	10%
Cash and cash equivalents	5,548	9%	3,775	7%	6,702	13%	47%	-44%
Financial Investments	2,358	4%	2,303	4%	1190	2%	2%	93%
Trade accounts receivable	3,075	5%	3,281	6%	1,634	3%	-6%	101%
Inventories	8,487	14%	6,847	13%	5,238	10%	24%	31%
Taxes recoverable	423	1%	453	1%	1,356	3%	-7%	-67%
Income Tax and Social Contribution	774	1%	896	2%	0	0%	-14%	0%
Dividends and interest on capital	1	0%	11	0%	15	0%	-92%	-28%
Prepaid expenses	240	0%	134	0%	102	0%	78%	32%
Derivative operations	28	0%	4	0%	8	0%	631%	-55%
Other assets	452	1%	288	1%	181	0%	57%	59%
Non-current assets held for sale	-	0%	-	0%	360	1%	0%	-100%
Non-current assets	37,810	64%	35,349	66%	35,566	68%	7%	-1%
Financial investments	10	0%	10	0%	0	0%	-3%	0%
Trade accounts receivable	18	0%	37	0%	70	0%	-53%	-47%
Advances to suppliers	31	0%	46	0%	62	0%	-32%	-24%
Taxes recoverable	1,369	2%	813	2%	1088	2%	68%	-25%
Income tax and Social Contribution	242	0%	211	0%	1,653	3%	15%	-87%
Deferred Income tax and Social Contribution	1,104	2%	1,166	2%	0	0%	-5%	0%
Judicial Deposits	170	0%	290	1%	233	0%	-41%	24%
Insurance claims	63	0%	40	0%	51	0%	58%	-21%
Derivative operations	47	0%	33	0%	29	0%	43%	11%
Other Assets	190	0%	113	0%	141	0%	68%	-20%
Investments	66	0%	101	0%	92	0%	-35%	10%
Property, plant and equipment	31,760	54%	29,762	56%	29,337	56%	7%	1%
Intangible assets	2,741	5%	2,727	5%	2,809	5%	0%	-3%
Total Assets	59,194	100%	53,342	100%	52,352	100%	11%	2%

LIABILITIES AND NET EQUITY (in BRL million)	Dec/18 (A)	AV%	Dec/17 (B)	AV%	Dec-16 (B)	AV%	2018x2017 (A)/(B)	2017x2016 (B)/(C)
Current liabilities	23,116	39%	19,138	36%	23,473	45%	21%	-18%
Trade Payables	8,341	14%	5,266	10%	6,545	13%	58%	-20%
Borrowings	737	1%	1,185	2%	2,594	5%	-38%	-54%
Braskem Idesa Borrowings*	10,505	18%	9,691	18%	10,438	20%	8%	-7%
Debenture	28	0%	27	0%	0	0%	2%	0%
Derivative Operations	70	0%	7	0%	29	0%	923%	-76%
Payroll and related charges	645	1%	631	1%	562	1%	2%	12%
Taxes Payable	432	1%	421	1%	1,154	2%	3%	-64%
Income Tax and Social Contribution	419	1%	840	2%	0	0%	-50%	0%
Dividends	672	1%	4	0%	3	0%	17365%	25%
Advances from Customers	153	0%	353	1%	203	0%	-57%	74%
Leniency agreement	288	0%	257	0%	1,354	3%	12%	-81%
Sundry provisions	192	0%	179	0%	113	0%	7%	58%
Other Payables	633	1%	277	1%	476	1%	128%	-42%
Liabilities related to non-current assets held for sale	-	0%	-	0%	95	0%	0%	-100%
Non-current liabilities	30,167	51%	28,513	53%	27,063	52%	6%	5%
Trade Payables	273	0%	260	0%	202	0%	5%	29%
Borrowings	24,161	41%	22,177	42%	20,737	40%	9%	7%
Debenture	267	0%	286	1%	0	0%	-7%	0%
Derivative operations	162	0%	0	0%	861	2%	0%	-100%
Taxes payable	86	0%	53	0%	24	0%	63%	119%
Loan to non-controlling shareholder of Braskem Idesa	2,184	4%	1,757	3%	1621	3%	24%	8%
Deferred income tax and social contribution	325	1%	940	2%	511	1%	-65%	84%
Post-employment benefits	206	0%	194	0%	162	0%	7%	20%
Advances to customers	0	0%	0	0%	163	0%	0%	-100%
Contingencies	965	2%	1,093	2%	985	2%	-12%	11%
Leniency Agreement	1,155	2%	1,372	3%	1,499	3%	-16%	-8%
Sundry provisions	233	0%	235	0%	206	0%	-1%	14%
Other payables	150	0%	148	0%	93	0%	1%	60%
Net Equity	5,911	10%	5,690	11%	1,721	3%	4%	231%
Capital	8,043	14%	8,043	15%	8,043	15%	0%	0%
Capital reserve	232	0%	232	0%	232	0%	0%	0%
Revenue reserves	4,673	8%	3,946	7%	835	2%	18%	373%
Equity assessment adjustment**	-6,111	-10%	-5,654	-11%	-6,322	-12%	8%	-11%
Treasury shares	-50	0%	-50	0%	-50	0%	0%	0%
Accumulated profits	0	0%	0	0%	0	0%	0%	0%
Total Attributable to the Company’s shareholder	6-788	11%	6-518	12%	2,739	5%	4%	138%
Interest of non-controlling shareholder of Braskem Idesa	-876	-1%	-828	-2%	-1,018	-2%	6%	-19%
Total Liabilities and Net Equity	59,194	100%	53,342	100%	52,352	100%	11%	2%

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Comparison between the main variations in equity accounts in the fiscal years ended on December 31, 2018 and December 31, 2017

Current Assets

The balance of Current Assets in the fiscal year ended on December 31, 2018 was of BRL 21,384 million, representing 36% of the Total Assets. In the previous fiscal year, the balance was of BRL 17,992 million, representing 34% of the Company's Total Assets.

The main variations in Current Assets are detailed below:

  impact on “Cash and cash equivalents” related mainly to the operational cash generation (BRL 9,292 million), reduced by the applications in fixed and intangible assets (BRL 2,706 million), use in financings (raising (-) payments) (BRL 3,103.5 million) and payment of dividends (BRL 1,500 million); and
  impact on “Stocks” resulting mainly from the increase in the cost of finished products of BRL 880 million and appreciation of the US Dollar against the Real, with an impact of BRL 551 million (Explanatory Note 8 of the 2018 Financial Statements).

Non-Current Assets

The balance of Non-Current Assets in the fiscal year ended on December 31, 2018 was of BRL 37,810 million, compared to the BRL 35,349 million in the previous fiscal year. The balance of the Company’s Fixed Assets represented 54% and 56%, respectively, of the Total Assets in the fiscal years ended on December 31, 2017 and 2018. The increase in the balance of Fixed Assets in the 2018 fiscal year results mainly from the adjustments of foreign currency, which generated an increase of BRL 2,228 million (Explanatory Note 12(a) of the 2018 Financial Statements).

Another material variation in “Taxes to be recovered”, which contemplates the recognition of BRL 520 million, related to the exclusion of ICMS from the tax basis of PIS [Social Integration Program] and COFINS [Social Security Financing Contribution] (Explanatory Note 10(c) of the 2018 Financial Statements).

In relation to the Total Assets, the Non-Current Assets represented, in the fiscal years of 2018 and 2017, 64% and 66% respectively.

Current Liabilities

The balance of Current Liabilities in the fiscal year ended on December 31, 2018 was of BRL 23,116 million, representing 39% of the Total Liabilities, and in the previous fiscal year, it was of BRL 19,138 million, representing 36% of the Total Liabilities.

The main variations in Current Assets are explained by:

  increase in “Suppliers” resulting mainly from the appreciation of the US Dollar against Real (BRL 945 million) and purchase of imported naphtha with term of payment of 360 days (BRL 2,541 million) (Explanatory Note 14 of the 2018 Financial Statements);
  increase in “Financings Braskem Idesa” resulting mainly from the appreciation of the Mexican Peso against Real in the amount of BRL 1,613 million and payment (amortization of principal), in the amount of BRL 813 million (Explanatory Note 18 of the 2018 Financial Statements); and
  allocation of the mandatory minimum dividends of the fiscal year of 2018 in the amount of BRL 667 million (Explanatory Note 25(e.1) of the 2018 Financial Statements).

Non-Current Liabilities

The balance of Non-Current Liabilities in the fiscal year ended on December 31, 2018 was of BRL 30,167 million, and in the previous fiscal year, it was of BRL 28,513 million. In relation to the Total Assets, the Non-Current Assets represented, in the fiscal years of 2018 and 2017, 51% and 53% respectively.

Among the main variations, the increase in “Financing” resulting mainly from the appreciation of the US Dollar against the amount of BRL 3,608 million, raising of BRL 2,042 million and transfer to the current liabilities in the amount of BRL 3,303 million stands out.

Net Equity

On December 31, 2018, the Shareholders’ Equity was of BRL 5,911 million, compared to BRL 5,690 million in the same period of the previous year, mainly impacted by the net income for the year in the amount of R$ 2,867 million.

Comparison between the main variations in equity accounts in the fiscal years ended on December 31, 2017 and December 31, 2016

DOCS - 4196139v4

Current Assets

The balance of Current Assets in the fiscal year ended on December 31, 2017 was of BRL 17,992 million, representing 34% of the Total Assets. In the previous fiscal year, the balance was of BRL 16,426 million, representing 31% of the Company's Total Assets.The main variations in Current Assets are detailed below:

  impact on “Cash and Cash Equivalents” mainly related to the payment of dividends, purchase of equity interest in Cetrel and payment of the Leniency Agreement;
  increase of “Financial Investments” due to investments, net of redemptions, of the Treasury Bills and Bills (Explanatory Note 7 of the 2017 Financial Statements);
  impact on “Accounts Receivable from clients” due to the increase in the income and reduction of the true sale volume; and
  impact on “Inventories” caused mainly due to the increase of the production in approximately BRL 800 million and advance to purchase ethanol.

Non-Current Assets

The balance of Non-Current Assets in the fiscal year ended on December 31, 2017 was of BRL 35,349 million, compared to the BRL 35,566 million in the previous fiscal year. The balance of the Company’s Fixed Assets represented 56% of the Total Assets in the fiscal years ended on December 31, 2017 and 2016.

The main variation was in “Deferred income tax and social contribution”, which contemplates the realization of income tax and social contribution credits (tax loss and negative base of calculation), and credits on temporary provisions being written-off.

In relation to the Total Assets, the Non-Current Assets (excluding Non-Current Assets kept for sale) represented, in the fiscal years ended on December 31, 2017 and 2016, 66% and 68% respectively.

Current Liabilities

The balance of Current Liabilities in the fiscal year ended on December 31, 2017 was of BRL 19,138 million, representing 36% of the Total Liabilities, and in the previous fiscal year, it was of BRL 23,743 million, representing 45% of the Total Liabilities.

The main variations in Current Assets are detailed below:

▪  reduction in “Financing” due to early payments with funds from Bonds (Explanatory Note 15(c) of the 2017 Financial Statements); and

▪  “Leniency Agreement Provision”: it refers to the agreement signed by the Company and the Federal Public Prosecutor’s Office in Brazil, with the Department of Justice - DOJ and with the U.S. Securities Exchange Commission-SEC and with the Prosecutor’s Office of Switzerland in December 2016. The sum paid in 2017 under the agreement was of approximately BRL 1,344 million (Explanatory Note 23.3 (a) of the 2017 Financial Statements).

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Non-Current Liabilities

The balance of Non-Current Liabilities in the fiscal year ended on December 31, 2017 was of BRL 28,513 million, and in the previous fiscal year, it was of BRL 27,063 million. In relation to the Total Assets, the Non-Current Assets represented, in the fiscal years of 2017 and 2016, 53% and 52% respectively.

Among the main variations, we highlight:

  increase in “Financing” mainly due to the funds from Bonds (Explanatory Note 15(c) of the 2017 Financial Statements);
  “Transactions with derivatives”: settlement of exchange swaps related to NCE due to the acceleration of the original loan (Explanatory Note 19.3.1(a.ii) of the 2017 Financial Statements) and;
  Transfer to Current Liabilities of the balance of “Deferred revenue from customers” received by the controlled company Braskem Netherlands in 2016.

Net Equity

On December 31, 2017, the Shareholders’ Equity was of BRL 5,690 million, compared to BRL 1,721 million in the same period of the previous year.

The main variations derive from:

  “Appropriated Retained Earnings”: the increase was mainly caused by the proposal to allocate the additional dividends, in the amount of BRL 1,500 million, and retain reserves in the amount of BRL 1.6 billion (Explanatory Note 25(e.1) of the 2017 Financial Statements); and
  “Equity Valuation Adjustments”: the reduction is mainly caused by the realization of the discontinued value of swaps designated to hedge accounting, recognized in the financial result in the approximate amount of BRL 475 million (Explanatory Note 19.3.1(a.ii) of the 2017 Financial Statements).

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10.2       Operating and Financial Result

a)         Results from the Company’s transactions

i)             description of any significant revenue element

The information in this item is presented in item 10.2 (b) below.

ii)         factors with a material impact on operating results

Growth of Brazil’s GDP and Domestic Demand for The Company’s Products

The Company’s sales in Brazil represented 56% of its net sales revenue in the fiscal year ended on December 31, 2018. Thus, the Company is significantly affected by economic conditions in Brazil. The Company’s results of operations and financial condition have been, and will continue to be, affected by the growth rate of Brazilian GDP because its products are used in the manufacture of a wide range of consumer and industrial products.

The following table sets forth the growth rates of Brazilian GDP and domestic apparent consumption for PE, PP and PVC for the periods presented.

	2018	2017	2016

Brazilian GDP	1.1%	1.1%	(3.3)%
Brazilian consumption of PE	3.2%	4.8%	(1.3)%
Brazilian consumption of PP	1.9%	5.9%	1.1%
Brazilian consumption of PVC	1.4%	(-1.9%)	(2.3)%

Source: Brazilian government, Tendências Consultoria and Fundação Getulio Vargas

Brazilian GDP growth has fluctuated significantly, and the Company anticipates that it will likely continue to do so. The Company’s management believes that economic growth in Brazil should positively affect its future net sales revenue and results of operations. However, continued recession or low growth in Brazil would likely reduce its future net sales revenue and have a negative effect on its results of operations.

Brazil’s Macroeconomic Environment

The following table shows data inflation, interest rates and the U.S. Dollar exchange rate for the fiscal years ended on the respective dates:

	2018	2017	2016
GDP growth / Reduction (1)	1.1%	1.1%	(3.3)%
Inflation (IGP-M)(2)	7.5%	(0.42%)	7.2%
Inflation (IPCA)(3)	3.7%	2.9%	6.2%
CDI rate(4)	6.40%	6.99%	13.6%
Appreciation (depreciation) of Real vs. U.S. Dollar	17.1%	1.5%	4.3%
Period-end exchange rate (per USD 1.00)	BRL 3.8742	BRL 3.308	BRL 3.259

Sources: Fundação Getulio Vargas, Central Bank and Bloomberg

(1)      Brazilian GDP according to Sistema IBGE de Recuperação Automática–SIDRA. For 2018, the amount is an estimate of Fundação Getulio Vargas

(2)      Inflation (IGP-M) is the general market price index measured by Fundação Getulio Vargas.

(3)      Inflation (IPCA) is a national extended consumer price index measured by IBGE - Brazilian Geography and Statistics Institute [Instituto Brasileiro de Geografia e Estatística].

(4)      The CDI rate is average of inter-bank overnight rates in Brazil (as of the last date of the respective period).

Effects of Fluctuations in Exchange Rates between the Real and the U.S. Dollar

The Company’s results of operations and financial condition have been, and will continue to be, affected by the rate of depreciation or appreciation of the real against the U.S. Dollar since: (i) a substantial portion of the Company’s net sales revenue is denominated in or linked to U.S. Dollars; (ii) the Company’s costs for some of its raw materials, principally naphtha, ethane, propane, propene and certain catalysts required in its production processes, are incurred in U.S. Dollars or are linked to U.S. Dollars; (iii) the Company have operating expenses, and make other expenditures, that are denominated in or linked to U.S. Dollars; and (iv) the Company have significant amounts of U.S. Dollar-denominated liabilities that require us to make principal and interest payments in U.S. Dollars.

Virtually all of the Company’s sales are of petrochemical products for which there are international market prices expressed in U.S. Dollars. In general, the management seeks to fix prices that take into account: (1) the price of the Company's petrochemical products in the international markets; and (2) in Brazil, the variations of the Real/Dollar exchange rate. As a result, although a significant portion of its net sales revenue is denominated in Reais, substantially all of its products are sold at prices that are based on international market prices that are quoted in U.S. Dollars. On the other hand, fluctuations of Real will also affect the cost of naphtha, ethane, propane, propene and other raw materials linked to the U.S. Dollar.

The depreciation of the real against the U.S. Dollar generally increases the production cost for the Company’s products and the Company generally attempts to increase the Brazilian prices for its products in Reais (to the extent possible in light of then-prevailing market conditions in Brazil), which may result in reduced sales volumes of its products. To the extent that the Company’s price increases are not sufficient to cover the increased costs for raw materials, its operating margin decreases. Conversely, the appreciation of the real against the U.S. Dollar generally decreases the production cost for its products and the Company generally decreases the Brazilian prices for its products in Reais, which may result in increased sales volumes of the Company’s products. In periods when the Real/U.S. Dollar exchange rate is highly volatile, there is usually a lag between the time when the U.S. Dollar appreciates or depreciates and the time when the Company is able to pass on increased costs, or is required to pass on reduced costs, in Reais to the Company’s customers in Brazil. These pricing discrepancies decrease when the Real/U.S. Dollar exchange rate is less volatile.

Braskem can enter into financial derivatives transactions to mitigate exchange rate risk associated with exposure to costs in Reais. Those operations can include call and put options and related strategies. For example, Braskem may apply a hedging strategy referred to as collar, which is composed of the purchase of a put option associated with the simultaneous sale of a call option, where both options having the same maturity. In this case, if the real depreciates and the strike price of the call exceeds the exchange rate of the option’s exercise date, the Company may incur significant financial losses. However, since those strategies will be implemented only for non-speculative purposes (in accordance with the Company’s financial policy), potential losses on derivatives transactions should be offset by more competitive fixed costs in Reais.

The Company’s consolidated U.S. Dollar-denominated indebtedness represented 96% 5 of its outstanding indebtedness as of December 31, 2018. As a result, when the real depreciates against the U.S. Dollar: (i) the interest costs on the Company’s U.S. Dollar-denominated indebtedness increase in Reais, which adversely affects its results of operations in Reais; (ii) the amount of the Company’s U.S. Dollar-denominated indebtedness increases in Reais, and its total liabilities and debt service obligations in Reais increase; and (iii) the Company’s financial expenses tend to increase as a result of foreign exchange losses that the Company must record, mitigated by its decision to designate, on May 1, 2013, part of its U.S. Dollar-denominated liabilities as a hedge for its future exports.

Effects of Brazilian Inflation

Brazilian inflation affects the Company’s financial performance by increasing some of its operating expenses denominated in Reais (and not linked to the U.S. Dollar). A significant portion of its costs of sales and services rendered, however, are denominated in or linked to the U.S. Dollar and are not substantially affected by the Brazilian inflation rate. Some of the Company’s real-denominated debt is indexed to take into account the effects of inflation. Under this debt, the principal amount generally is adjusted with reference to the General Price Index—Market (Índice Geral de Preços—Mercado), an inflation index, so that inflation results in increases in its financial expenses and debt service obligations. In addition, a significant portion of its real-denominated debt bears interest at the TJLP or the CDI rate, which are partially adjusted for inflation.

Effect of Sales Outside Brazil on The Company’s Financial Performance

The Company have significant production capacity located outside of Brazil from its plants located in the United States, Germany and Mexico.

During the fiscal year ended on December 31, 2018, 44% of the Company’s net sales revenue was derived from sales of its products outside Brazil as compared 41.7% during 2017 and 48.4% during 2016. Net sales revenues derived from sales outside Brazil increased by 14% during 2018, which in turn increased by 0.3% during 2017 against 2016.

Cyclicality Affecting the Petrochemical Industry

Global consumption of petrochemical products has increased significantly over the past 30 years. Due to this growth in consumption, producers have experienced periods of insufficient capacity for these products. Periods of insufficient capacity, including some due to raw material shortages, have usually resulted in increased capacity utilization rates and international market prices for the Company’s products, leading to increased domestic prices and operating margins. These periods have often been followed by periods of capacity additions, which have resulted in declining capacity utilization rates and international selling prices, leading to declining domestic prices and operating margins.

5 The Project finance debt of the controlled company Braskem Idesa is not taken into consideration, nor is the debt balance of the Leniency Agreement.

The Company expects that these cyclical trends in international selling prices and operating margins relating to global capacity shortfalls and additions will likely persist, principally due to the continuing impact of the Company’s general factors: (i) cyclical trends in general business and economic activity produce swings in demand for petrochemicals; (ii) during periods of reduced demand, the high fixed cost structure of the capital intensive petrochemicals industry generally leads producers to compete aggressively on price in order to maximize capacity utilization; (iii) significant capacity additions, whether through plant expansion or construction, can take three to four years to implement and are therefore necessarily based upon estimates of future demand; and (iv) as competition in petrochemical products is, in most cases, focused on price, being a low-cost producer is critical to improved profitability. This favors producers with larger plants that maximize economies of scale, but construction of plants with high capacity may result in significant increases in capacity that can outstrip demand growth.

Effects of the fluctuation of the international prices of the main raw materials

In Brazil, naphtha, ethane and propane are the main raw materials used in the production of the products of the first and second petrochemical generation, which corresponded to 41.8%, 0.9% and 1.2%, respectively, of the consolidated cost of the Company’s products sold in 2018. The Company also purchases from third parties part of the propene used in the PP plants in Brazil, which represented 5.4% of the consolidated cost of the Company’s products sold in 2018. In the United States and Europe, propene is the main raw material consumed in the production of PP in those regions, and represented 16.2% of the consolidated cost of the Company’s products sold in 2018. In Mexico, ethane is the main raw material used in the integrated production of PE, which corresponded to 1.0% of the consolidated cost of the Company’s products sold in 2018.

Naphtha is purchased at prices based on the prices of naphtha in the Amsterdam-Rotterdam-Antwerp market (“ARA”), or ARA reference price, and ethane and propane priced based on the Mont Belvieu market. The Company purchases the propane used in Brazil, and by the USA and Europe Unit at prices based on the reference of the Golf of the US and Europe. The Company purchases light hydrocarbon of refinery (HLR) in Brazil at prices based on the price of the imported natural gas.

The prices of naphtha, ethane, propane and propene have been and can be maintained volatile. An increase in the prices of naphtha, ethane, propane or propene would reduce the gross margin of the Company and affect in a negative manner its total financial result, if it is not possible to transfer this increase in costs to the clients, and could reduce the volume of sales of our products. Conversely, significant decreases in the price of these raw materials and, consequently, the cost of producing its products, generally increase its gross margins and its results of operations and may increase the sales volumes if this lower cost allow the Company to lower its prices. In periods of high volatility in the price of these raw materials, there is usually a lag between the increase or decrease of these prices and the time that the Company is able to pass on increased, or required to pass on reduced, costs to its customers. These pricing discrepancies decrease when the prices are less volatile.

Effects of the fluctuation of the international prices of the products sold

In Brazil, the prices charged by the Company for many of its chemical products and thermoplastic resins in general are established taking as reference the prices charged by foreign producers in the international markets. Usually the prices of the second generation products exported from Brazil are practiced in the international spot market. In the United States and in Europe, the prices of PP commercialized on those regions are determined based on the pricing of the regional market. In Mexico, the price of PE is defined based on the prices of the polymers in the Gulf Coast of the United States.

Significant increases in the international market prices of the Company’s petrochemical products and, consequently, the prices that the Company is able to charge, generally increase its net sales revenue and its results of operations to the extent that the Company is able to maintain its operating margins and increased prices do not reduce sales volumes of its products. Conversely, significant decreases in the international prices of the petrochemical products, and, consequently, the prices that the Company charges, generally reduce its net sales revenue and its results of operations if the Company is unable to increase its operating margins or these reduced prices do not result in increased sales volumes of its products.

Capacity Utilization

The Company’s operations are capital intensive. Accordingly, to obtain lower unit production costs and maintain adequate operating margins, the Company seeks to maintain a high capacity utilization rate at all of its production facilities.

The table below sets forth capacity utilization rates with respect to the production facilities for some of the Company’s principal products for the periods presented.

	Year Ended on December 31,
	2018	2017	2016

Ethylene	91%	94%	92%
PP USA and Europe	87%	97%	100%
PE Mexico (*)	77%	88%	42%

(*) Mexico complex commenced operations during 2016.

Effects of Brazilian Industrial Policy

The Brazilian government has a significant influence in some sectors of the domestic economy, including the petrochemical sector in which the Company operates. The Brazilian government has adopted, or is considering adopting, measures to boost the competitiveness of domestic companies, as described below.

Reintegra

In December 2011, the Brazilian government implemented the “Reintegra” program, which is designed to improve the competitiveness of Brazilian manufacturers in the export markets by refunding the federal taxes levied on their export sales. As a result of this incentive, exports of third generation products by Brazilian companies have increased thereby increasing Brazilian demand for the Company’s products. The original program ended in the end of December 2013. In August 2014, the Brazilian government permanently reinstated Reintegra, the program was established on a permanent basis and with mobile rates, that could vary by up to 5% of the revenue of the companies with exports, with a refund tax rate of 0.1%. In October 2014, the Brazilian government restored the rate to 3.0% until the end of 2015. However, in March 2015, the Brazilian federal government again decreased the rate to 1.0% for 2015 and 2016. In October 2015, according to the Decree 8,543, the Brazilian federal government decreased the refund rate to 0.1% as of December 1, 2015 which remained in effect until December 31, 2016. On August 28, 2017, pursuant to Decree 9,148, that amended the Decree 8,543, the Reintegra rate increased to 2% effective as of January 1, 2017 until December 31, 2018. However, on May 30, 2018, the President issued a new Decree reducing the Reintegra rate to 0.1% from June 1, 2018 on.

Import Tariffs at Local Ports

Historically, tariffs on imports have been established by the federal government. However, in recent years, some Brazilian states established tax benefits to attract imports at local ports in order to raise revenue and develop local port infrastructure, primarily in the form of reductions of ICMS taxes that would otherwise be due to these states. Industry and union leaders have alleged that such legislation creates a subsidy for imported products, thereby harming local industry.

On January 1, 2013, legislation took effect reducing the maximum ICMS tax that the state can charge from a rate of 12% to 4% on interstate sales of imported raw materials and other goods that are not wholly or partially manufactured in Brazil. In addition to certain other limited exceptions, this tax reduction does not apply to imported goods that do not have Brazilian-made substitutes. As a result, current tax benefits offered by some Brazilian states for the import of goods in the form of reduced ICMS tax rates have become less attractive.

Pricing and Tariffs

The Company set prices for ethylene, the principal first generation petrochemical product that the Company sell to third-party second generation producers, by reference to international market prices. Prices paid by second generation producers for imported first generation petrochemical products partly reflect transportation and tariff costs. The Company establishes the prices of ethylene by-products, such as butadiene, by reference to several market factors, including the prices paid by second generation producers for imported products. Prices paid for such imports also reflect transportation and tariff costs.

Second generation producers, including the Company’s company, generally set prices for their petrochemical products by reference to several market factors, including the prices paid by third generation producers for imported products. Prices paid for such imports also reflect transportation and tariff costs.

The Brazilian government has used import tariffs to implement economic policies. As a result, import tariffs imposed on petrochemical products have varied in the past and may vary in the future. Tariffs on imports of first generation petrochemical products are between 0% and 4%, and tariffs on PE, PP and PVC resins are 14.0%.

Imports and exports within the free trade area in South America (Mercado Comum do Sul), or Mercosur, which is composed of Argentina, Brazil, Paraguay and Uruguay, have not been subject to tariffs since December 2001. Imports of suspension PVC from Bolivia, Chile, Colombia, Cuba, Equator, Peru and Venezuela are not subject to tariffs, due to a number of trade agreements. Imports of suspension from Mexico are subject to reduced tariffs of 11.2%, due to a trade agreement. Imports and exports among Mercosur and Colombia, Ecuador e Venezuela are not subject to tariffs due to a trade agreement since 2005.

Imports of suspension PVC from the U.S. and Mexico have been subject to anti-dumping duties of 16.0% and 18.0%, respectively, that were imposed by the Brazilian Foreign Trade Chamber (Câmara de Comércio Exterior), or CAMEX. Since 2008, imports of suspension PVC from China have been also subject to duties of 21.6%, and imports of suspension PVC from South Korea have been subject to duties ranging between 0% and 18.9%, depending on the producer, as a result of the imposition of anti-dumping duties by CAMEX. The taxes and fees charged on imports from USA and Mexico will be due in 2021. The taxes and fees charged on imports from China and South Korea, in turn, will be due in 2019.

Additionally, in December 2010, CAMEX imposed an anti-dumping duty of 10.6% on PP imports from the United States. Those measures were renewed in November 2016. In August 2014, the Brazilian government imposed anti-dumping duties on PP imports from South Africa, India and South Korea of 16.0%, 6.4 to 9.9% and 2.4 to 6.3%, respectively. The taxes and fees charged on PP imports from USA will be due in 2021. The taxes and fees charged on imports from South Africa, India and South Korea, in turn, will be due in 2019.

In 2018, about 29% of the Brazilian PE, PP and PVC resins were imported, which represented an increase of 12% in the volume of imported resins in relation to 2017.

Increased Import Duties on PE

As part of its initiative to strengthen domestic manufacturers, on October 1, 2012, the Brazilian government adopted a resolution that increased import duties on 100 products related to various industries, including an increase on the import tariff for PE from 14% to 20%. In October 2013, the Brazilian government reduced the import tariff for PE to the previous level of 14%.

Special Regime of the Chemical Industry (REIQ) - PIS/COFINS Tax Incentive

In 2013, the Public Authorities approved the reduction of the PIS and COFINS tax rates on the purchase of raw materials by first and second generation producers, which serve several economic sectors. The measure aimed at partially reestablishing the competitiveness of the industry, weakened by factors related to infrastructure, productivity, costs of raw material and energy, and foreign exchange, which made pressure on the commercial deficit of the chemical industry, according to ABIQUIM [Brazilian Association of the Chemical Industry], which ended 2018 in USD 29.6 billion. At the end of 2018, the Company had a refund of 3.65% of the PIS and COFINS tax rate on the purchase of petrochemical raw material.

In May 2018 REIQ [Special Regime of the Chemical Industry] was revoked by Provisional Measure 836/18 with effects from September 1, 2018. However, in October 2018, the Provisional Measure was not converted into definitive legislation and, therefore, the refund of 3.65% of the PIS and COFINS tax rate on the purchase of petrochemical raw materials was maintained.

Effect of Level of Indebtedness and Interest Rates

As of December 31, 2018, the Company’s total outstanding indebtedness, ex-project finance and ex-Leniency Agreement, net of transaction costs, was BRL 25,198 million. The debt balance of the project finance indebtedness was BRL 10,505 million, and of the Leniency Agreement was BRL 1,6276 million. The level of its indebtedness results in significant financial expenses that are reflected in its statement of operations. Financial expenses consist of interest expense, exchange variations of U.S. Dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 30 to its 2018 audited consolidated financial statements. In the year ended December 31, 2018, the Company recorded total financial expenses of BRL 2,984 million, of which BRL 2,085 million consisted of interest expense. The Company recorded financial revenue of BRL 589 million, of which BRL 530 million corresponds to interest income. In addition, the Company recorded a loss of BRL 2,257 million in connection foreign exchange variation on the Company’s financial assets and liabilities. The interest rates that the Company pays depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of the Company, the Company’s industry and the Brazilian economy made by potential lenders to the Company, potential purchasers of its debt securities and the rating agencies that assess the Company and its debt securities.

Effect of Taxes on The Company’s Income

The Company is subject to a variety of generally applicable federal and state taxes in multiple jurisdictions on its operations and results. The Company is generally subject to Brazilian federal income tax (combined with Social Contribution on Net Income (CSLL) at an effective rate of 34%, which is the standard corporate tax rate in Brazil. The Company have available certain federal tax exemptions based upon federal law that offers tax incentives to companies that locate their manufacturing operations in the Brazilian states of Bahia and Alagoas. These exemptions have been granted for varying lengths of time to each of its manufacturing plants located in these states.

The Company are entitled to pay 25% of the statutory income tax rate on the profits arising from the sale of: (i) PE manufactured at one of the Company’s PE plants in the Northeastern Complex until 2026; and (ii) PE manufactured at one of the plants in the Northeastern Complex and caustic soda, chlorine, ethylene dichloride and PVC produced at the plants in the Northeastern Complex and Alagoas until 2024.

Each of the exemptions entitles the Company to pay 15.25%, a reduction of 44.9% of the statutory income tax rate (of 34%) on the profits arising from products manufactured at these plants.

6 It includes SWAP of IPCA to US Dollar in the amount of BRL 184 million on 12/31/2018

Income tax loss carryforwards available for offset in Brazil do not expire. However, the annual offset is limited to 30% of the Company’s adjusted net profits. This limit also affects the social contribution on net profit, or CSLL.

The consolidated amount includes the impact from the different tax rates in countries where foreign subsidiaries are located, as follows:

•      Braskem Europe (Germany) - 31.18%

•      Braskem America and Braskem America Finance (United States) - 21.00%

•      Braskem Argentina (Argentina) - 30.00%

•      Braskem Petroquímica Chile (Chile) - 27,00%

•      Braskem Holanda, Braskem Holanda Finance and Braskem Holanda Inc Netherland (The Netherlands)- 25.00%

•      Braskem Idesa, Braskem Idesa Serviços, Braskem México, Braskem México Serviços and Braskem México Sofom (Mexico) - 30.00%

The Company's export sales are currently exempt from: (1) Social Integration Program - PIS; (2) Social Security Financing Contribution - COFINS, federal tax on the added value; (3) Tax on Manufactured Products - IPI, federal added value tax on manufactured products; and (4) ICMS.

b)        Variations in revenues attributable to price changes, currency exchange rates, inflation, volume alterations and the introduction of new products and services and c) Impact caused by the inflation, the variation in prices for the most important inputs and products, the currency exchange and the interest rate in the Company’s operation income and the financial result, if applicable.

OPERATING INCOME

The Officers present below the analysis of the three last years per region where the Company operates:

  BRAZIL

The spread of the main chemicals produced by Braskem decreased in 2018, explained by smaller spreads of (i) butadiene, which in 2017 was impacted in a positive manner by the demand stimulated in China, and (ii) cumene due to the increase in offer after the starting of operation of new capacities in Asia. In 2017, the spread of chemicals was higher than 2016, mainly due to the increases of price of butadiene and benzene in the first quarter of the year.

The average international spread of polyolefins produced by Braskem in Brazil was lower in 2018 in comparison with 2017, due to the start up of new PE capacities, mainly in the USA, as well as to weaker demand in Asia. In 2017, the average spread decreased in relation to 2016, mainly due to the higher value of the raw material and to the beginning of the opening of new PE plants in North America.

The international spread of vinyl decreased in 2018 mainly due to the higher price of naphtha, which followed the trend of increase of the oil price, and to high levels of caustic soda stock in the United States, combined with the decrease in the demand for the product, after a large producer of alumina having operated at low utilization rates during most of the year. In 2017, the spreads were higher than in 2016, due to the lack of new PVC and chlor-alkali production capacities, due to the environmental restrictions, mainly in China.

The demand of resins in the Brazilian market was of 5.2 million tons, an increase of 2.4% in relation to 2017, explained by the improvement in the level of economic activity, leveraged by the demand of the agricultural, cosmetics, pharmaceutical and food packaging sectors. In 2017, the demand increased 4.3% in relation to 2016, due to the higher level of activity in the packaging sectors and resumption in the automotive, agricultural, retail and electronics sectors.

The utilization rate was 91% in 2018, 3 p.p. lower than 2017, mainly due to: (i) the truck drivers’ strike in May; (ii) the incident in the chlor-alkali plant in Alagoas in January; (iii) the interruption in the supply of electric power to the Northeastern plants in March; and (iv) lower demand in 4Q18. In 2017, the utilization rate had been 94%, 2 p.p. higher than 2016, mainly explained by (i) the good operational performance of the petrochemical plants, in line with the Company's strategy of guaranteeing operational efficiency to supply the Brazilian market, while exporting the non-absorbed volume and (ii) the lack maintenance shutdowns in the three largest crackers of the Company.

The resins sales in the Brazilian market were 3.4 million tons, 2% lower than 2017, which in turn was 5% higher than 2016; and of the main chemicals were 2.9 million tons, 1% higher than 2017, which increased 8% in relation to 2016.

In 2018 the resins exports were 1.3 million tons and the main chemicals exports were 571 thousand tons, 14% and 31% lower than 2017, respectively, which in turn were 11% and 8% lower in comparison with 2016.

The Brazil units and exports presented EBITDA of USD 1,905 million (BRL 6,985 million) in the year, 27% lower in relation to 2017.

  UNITED STATES AND EUROPE

The spread of PP in the United States increased in 2018, explained by a larger offer of propene given the goo operational performance of the propane dehydrogenation (PDH) plants, which had the highest utilization rates of the year. In addition, after the increase in the prices of ethane, many producers replaced the gas with heavier raw material, such as LPG [liquefied petroleum gas] (propane and butane) and naphtha, which contributed to the increase in the propene offer in the region. In 2017, the spread was lower than 2016 due to the increase in the price of propene as a result of the increase in the exports and the lower levels of stock of this product.

The spread of PP in Europe was lower in 2018 due to a lower demand of PP in the region, mainly to the automobile market, which had its chain of supply affected by regulations aiming at ensuring the decrease of the greenhouse gas emissions. In 2017, the spread was above that registered in 2016, due to the economic recovery of the European countries, which had become stronger throughout the year, contributing to the increase in the demand of PP.

The demand of PP in the North-American market was about 3% higher in 2018 when compared to 2017, with emphasis to the segments of covers and oriented film, widely used in food packaging. In 2017, the North-American market had grown in comparison with 2016, mainly due to the food packaging and non-woven sectors.

In relation to the European market, the demand of PP decreased in comparison with 2017, following the weak economic performance of the region, especially countries such as Germany and Italy. In 2017, the market had grown in relation to 2016, leveraged by the automotive sector.

In 2018, the utilization rate was 87%, 10 p.p. lower than 2017, mainly due to: (i) non-scheduled shutdown in the United States plants due to the severe winter in the region; (ii) scheduled shutdown of the unit in Oyster Creek, Texas, which lasted 50 days; and (iii) logistics constraints on propylene shipments to the plants in Europe due to low river levels. In 2017, the utilization rate was 97%, 3 p.p. lower than 2016 due to the review of the production capacity implemented in the beginning of the year.

In this scenario, the PP sales in 2018 were 9% lower than 2017, in 1.9 million tons. In its turn, in 2017, PP sales presented a record and were 5% higher than the previous year, mainly due to the capacity increases implemented in the plants in the USA and in Germany, and of the strong demand of PP in those regions.

The United States and Europe units presented EBITDA of USD 608 million (BRL 2,208 million) in the year, 6% lower in relation to 2017, which, in its turn, presented a decline of 7.4% in relation to 2016, in the amount of USD 647 million (BRL 2,063 million).

  MEXICO

The spread of PE in North America was lower in 2018 in comparison to 2017, given the excess in offer of PE and increase in the prices of ethane, due to the increase in the demand of the newly launched crackers, combined with the lack of pipelines for the transportation of that gas and of fractionators for the ethane separation.

In 2017, the spreads were higher than the previous year, mainly due to the excess of ethane capacity resulting from the shale gas, and to the delay in the entry of new ethane and byproducts  capacities in the USA.

PE Demand in Mexico was 2.1 million tons, compared to 2.0 million tons in 2017, representing growth of 2.7%. Demand growth was led by blow molding and film and sheets, which are used extensively in the food packaging and personal care sectors. In 2017, PE demand increased 1% in relation to 2016, below expectations of growth of 2% of Mexican GDP, according to the International Monetary Fund, negatively impacted by the drop in consumption given the rise in interest rates.

The utilization rate of the plants of PE was 77%, 11 p.p. lower than 2017, due to the lower supply of ethane in the period and of the scheduled shortage held in May. In 2017 the average utilization rate was 88%, 46 p.p. higher than the previous year, since the plants were still in ramp-up process in 2016.

Therefore, the PE sales were 18% lower than 2017, in a total of 799 thousand tons, of which 67% were directed to serve the Mexican market. In 2017, given the higher availability of product, the total volume of PE sales was 124% higher than 2016. Out of the total sales in 2017, 46% were directed to the Mexican market.

In 2018, Mexico's result includes a revenue of USD 95 million relating to the delivery-or-pay provision of the ethane supply agreement.

The Mexico units presented EBITDA of USD 617 million (BRL 2,251 million) in the year, 1% lower than 2017,which, in its turn, increased 282% in relation to 2016, in the total amount of USD 623 million (BRL 1,987 million).

CONSOLIDATED

  NET REVENUE

In 2018, the consolidated net revenue was USD 15,874 million, 3% higher than 2017, explained mainly by the high price of resins in the international market. In Reais, the revenue was BRL 58,000 billion, 18% higher than the previous year.

In 2017, the net revenue was USD 15,441 million, 12% higher than 2016, explained: (i) by the sales volume in the Mexican complex; (ii) by the recovery in the domestic demand; (iii) by the higher prices of resins and chemicals in the international market; and (iv) by the expansion in the capacity of the USA and Germany plants. In Reais, the revenue was BRL 49.261 billion, 3% higher than the previous year.

  COGS

In 2018, the consolidated cost of goods sold (COGS) was USD 12,689 million, an increase of 11% in relation to 2017 due to the higher price of the raw materials in the international market. In Reais, COGS was BRL 46,407 million, 27% higher than 2017 due to the impact of the depreciation of Real against Dollar.

In 2017, the consolidated cost of goods sold (COGS) amounted to USD 11,407 million, an increase of 13% in relation to 2016, due to the higher sales volumes, mainly from Mexico after the ending of the production ramp-up and to the increase in the raw material prices in the international market. In Reais, COGS was BRL 36,401 million, 4% higher than 2016.

  SG&A

In 2018, the Sales, General and Administrative Expenses amounted to BRL 3,378 million, 10% higher than 2017, due to the higher expenses with people, institutional campaigns, consulting services, attorneys’ fees and rent of rail cars for the USA and Mexico units.

In 2017, the Sales, General and Administrative Expenses amounted to BRL 3,061 million, 7% higher than in 2016, due to the higher expenses with sales in Mexico and expenses with audits.

  OTHER INCOME (EXPENSES) NET

In 2018, other income (expenses) net posted revenues of BRL 91 million, compared to an expense of BRL 479 million in 2017, due to: (i) a revenue in the amount of BRL 337 million related to a fine over contract for the supply of raw material, the main contract being the supply agreement of ethane in Mexico; and (ii) a revenue of BRL 236 million concerning to the PIS and COFINS debts paid in excess during 2017. For more information on the recognition of this revenue, see Note 10 to the Financial Statements for 2018.

In the comparison between 2017 and 2016, other expenses were lower by BRL 3.4 billion, mainly due to the fine related to the Leniency Agreement signed in 2016 and provisioned in the fourth quarter of 2016.

  EBITDA

In 2018, the Company's EBITDA was USD 3,105 million, 20% lower than 2017, explained by: (i) lower petrochemical spreads; and (ii) lower capacity utilization rate due to outages and the trucker’s strike in Brazil.

In 2017, the consolidated EBITDA was USD 3,872 million, 17% higher than 2016, impacted in a positive manner by: (i) higher sale volume in Mexico, due to the conclusion of the ramp-up of the complex; (ii) by the higher spreads in the international market of chemicals, PP in Europe and PE in Mexico; (iii) by the expansion in the capacity and increase in the sales volume of the USA and Europe units, with record in the PP production in the USA; (iv) by the higher sales volume in the Brazilian market with records in the production of the main chemicals, PP and PE; and (v) by the capital gain of USD 88 million regarding the sales of quantiQ.

  FINANCIAL RESULTS

In 2018, the financial transactions decreased in relation to 2017, a period when the “Other Expenses” were impacted in BRL 471 million by the early liquidation of derivatives transactions. The financial revenues in the year were lower than 2017, influenced by the decrease in the basic interest rate in Brazil. The net foreign exchange variations, when compared to 2017, were impacted by the depreciation of Real in the period on the net exposure of the financial results not designated to hedge accounting, and by the expense with the transition of the export hedge accounting, which was contained in the equity, in the amount of BRL 1,023 million at Braskem and BRL 237 million at Braskem Idesa.

In 2017, the net financial result was an expense of BRL 3,131 million, a decrease of BRL 1,084 million in relation to 2016. Excluding the effects of the exchange rate variation, the net financial result of 2017 was an expense of BRL 2,194 million, in line with the expense of the previous year. Not considering the impact of BRL 471 million in the line of “Other Expenses” due to the liquidation of the derivatives transactions, the financial expenses were aligned with that presented in 2016. The financial revenues were 11% lower, influenced by the decrease in the basic interest rate in Brazil. The net foreign exchange variations were influenced by the depreciation of Real in the period and by the transition of the export hedge accounting, in the amount of BRL 1,023 million.

  FREE CASH GENERATION

In 2018, the Company presented net cash generation of BRL 7 billion, 187% higher than 2017, mainly explained: (i) by the positive variation of the operational working capital; (ii) by the depreciation of Real against US Dollar; (iii) by the lower payment of income tax in the United States; and (iv) by the lower payment of interest due to the early settlement of higher-cost liabilities denominated in Brazilian real, including the partial redemption of the perpetual bond. In that scenario, the return on the free cash flow was 19%.

In 2017, Braskem recorded a free cash generation of BRL 2,460 billion, 9% higher than 2016. Not considering (i) BRL 608 million regarding the purchase of interest in Cetrel and in Distribuidora de Água Camaçari; (ii) BRL 450 million received with the sale of quantiQ; and (iii) BRL 39.6 million received for the sale of lands in ABC/SP, the free cash generation in the year was BRL 2,579 million, 15% higher than 2016. This increase is explained mainly by the (i) higher cash generation of the transactions; (ii) reduction of 20% in the payment of IR [Income Tax]/CSLL [Social Contribution on Net Profit] in the United States; and (iii) reduction of 10% in the investments due to the completion of the construction of the petrochemical plant of Braskem Idesa.

  PROFIT/LOSS

In 2018, the Company presented net profit to be allocated to the shareholders of BRL 2,867 million, while in 2017 this amount was BRL 4,083 million. In 2016 the Company had presented a net loss of BRL 411 million, due to the provision of the fine regarding the Global Agreement.

c)       Impact of inflation, price variation of the main inputs and products, exchange rate and interest rate in the operating result and in the financial result of the Company, when relevant.

The information related to this item 10.2(c) are described in item 10.2(a) (ii) of this proposal.

10.3       Past and expected events with material effects in the financial statements

a)      Launch or divestiture of a field of business

In the fiscal years ended on December 31, 2018 and December 31, 2017, there has been no launch or divestiture of a field of business.

In the fiscal year ended on December 31, 2016, due to the beginning of operations of Braskem Idesa S.A.P.I.’s (“Braskem Idesa”) petrochemical plant, the Mexico plant started to be a reportable segment of the Company. This segment includes, in addition to Braskem Idesa’s operating results, the results of other companies directly or indirectly controlled by the Company in Mexico. In this same fiscal year, with the Company’s management decision to sell the assets of quantiQ’s and its controlled company IQAG, the Company sold the Chemical Distribution field of business, as explained in item 10.3 (b) below.

b)      Creation, acquisition or disposal of ownership interest

In April 2018, the Company received the amount of BRL 81 million (already monetarily adjusted) related to the remaining balance of the BRL 100 million expected for the sales of the controlled companies Quantiq Distribuidora Ltda. and IQAG Armazéns Gerais Ltda., which occurred in 2017. The difference between the updated expected amount and the amount received was recognized in the 2nd quarter of 2018 in “Other net revenues (expenses)”, in the amount of BRL 20 million, as per adjustments set forth in an agreement.

c)       Extraordinary events or operations

In the fiscal year ended on December 31, 2018, there have been no extraordinary operations that have had an impact on the consolidated financial statements of the Company.

10.4       Material changes in the accounting practices - qualifications and caveats in auditor’s opinion

a. Material changes in accounting practices

In the fiscal year ended on December 31, 2018, the main change in the accounting practices of the Company results from the methodology used for calculating a reduction in the recoverable amount (“impairment”) according to CPC48 / IFRS 9, the impact of which was a reduction of BRL 9.4 million in the consolidated net worth, net of any tax. Any other changes in the accounting practices are demonstrated in Explanatory Note No. 2.3 of the 2018 Financial Statements.

There have been no material changes in accounting practices in the fiscal years ended on December 31, 2017 and 2016. However, in 2016, in the context of the “Lava Jato” (Car Wash) Operation, the Company received information on misappropriations of payments. Based on this information, it has been confirmed that payments were made between 2006 and 2014, as payment for services, without proof of the consideration. The identification of these payments led to the recognition, in October 2016, of taxes owed to the Federal Government and to other adjustments to the deferred income tax and social contribution. In accordance with Pronouncement CPC 23, the recognition of these obligations, considered as a rectification of a material mistake, was made retroactively to the 2015 Financial Statements and previous statements. Detailed information on this new delivery is disclosed in the Explanatory Notes 2.4, 23.3 and 35(b) of the 2016 Financial Statements.

b.    Material effects from changes in accounting practices

As described in item 10.4(a) of this document, and except for the new delivery due to the mistake also described in the same item above, there have been no material changes to the Company’s accounting practices in 2018, 2017 and 2016.

c.   Qualifications and caveats contained in auditor’s opinion

Comment on the independent auditors’ report 2018

The report of the Company’s independent auditors on the financial statements for the year ended on December 31, 2018 did not contain any qualifications or emphasis of matter paragraph.

Comment on the 2017 independent auditors’ report

The report of the independent auditors on the Company's financial statements for the year ended December 31, 2017, did not contain any qualifications or emphasis of matter paragraph.

Comment on the 2016 independent auditors’ report

The emphasis presented in the independent auditors’ report is related to the Car Wash Operation, which confirmed the existence of undue payments made by the Company between 2006 and 2014, as payment for services provided by third parties, without proof of the consideration. (Explanatory Note 23.3 of the 2016 Financial Statements).

10.5       Critical Accounting Policies

Are considered critical accounting policies those that require that the Management perform estimates, judgments, and define premises based on the historical experience that may affect the values reported in the financial statements.

We highlight the following critical policies that require subjective or complex judgments that affect the result:

Deferred income tax and social contribution

The recognition and the amount of active deferred taxes depend on the future generation of taxable income, which required the use of estimates related to the Company’s future performance. These estimates are in the business plan that is prepared every year by the Executive Office and submitted to the Board of Directors’ approval. This plan has as main variables the projection of prices of products manufactured by the Company, the price of raw materials, growth of the gross domestic product of each country where the Company operates, foreign exchange variation, interest rate, inflation rate, and fluctuation of the offer and demand for inputs and finished products. These projections are made based on specialized external advice and on the Company’s historical performance.

The information on the deferred income tax and social contribution are presented in Explanatory Note 21 of the 2018 Financial Statements.

Fair value of the derivative and non-derivative financial instruments

The Company values the financial derivatives by their fair value, using as main source of data the stock exchanges, the disclosures made by the Central Bank of Brazil, and the quotation services, such as Bloomberg and Reuters. It should be stressed that the volatility of the exchange markets and of the interest in Brazil has been causing material changes to the future rates and to the interest rates in short periods of time, causing material variation to the fair value of swaps and other financial instruments.

The fair value of publicly-traded non-derivative financial instruments are based on current purchase prices. If the market of a financial asset and of bonds not listed in stock exchanges is not active, the Company sets the fair value using valuation techniques. These techniques include the use of recent operations with third parties, reference to other instruments that are materially similar, the analysis of discounted cash flows or pricing models for options that use the largest possible amount of information generated by the market and rely, the least possible, on information generated by the Management of the Company.

The information on the derivative and non-derivative financial instruments are presented in Explanatory Note 19 of the 2018 Financial Statements.

Useful life of assets

The Company recognizes the depreciation and depletion of its tangible and intangible assets with defined useful lives based on their estimated useful life approved by the Company’s experts with experience in the management of Braskem’s plants. The useful lives of the assets are reviewed at the end of every year by the Company’s experts in order to confirm whether they need to be changed.

The main factors that are taken into consideration in the definition of the useful life of the assets that compose the Company’s industrial plants are the information of manufacturers of machinery and equipment, level of the plants’ operations, quality of preventive and corrective maintenance and the prospects of technological obsolescence of assets.

The Company’s management also decided that: (i) depreciation should cover all assets value because when the equipment and installations are no longer operational, they are sold by amounts that are immaterial; and (ii) land is not depreciated because it has an indefinite useful lifeThe information on the fixed assets are presented in Explanatory Note 12 of the 2018 Financial Statements.

Recoverability analysis and test

  Tangible and intangible assets with finite useful life

On an annual basis, or when there is an indication that an asset may be impaired, the Company analyzes the existence of indicators that the accounting balance of long-duration tangible assets and intangible assets with a finite useful live may be not recoverable. This analysis is made to verify if there are scenarios that could have a negative impact on the Company’s cash flow, and the consequent recovery of sums invested in such assets. These scenarios derive from macro-economic, legal, competition or technological matters.

The Company takes into account relevant topics to be considered in this analysis: (i) possibility of excessive supply of the products manufactured by the Company or a significant reduction in demand due to adverse economic factors; (ii) prospect of relevant fluctuations in the prices of products and inputs; (iii) possibility of arrival of new technologies or raw materials that may significantly reduce production costs and, as a result, affect the selling price, ultimately leading to the obsolescence of all or part of the Company’s industrial plant; and (iv) changes in the regulatory environmental, in general, that render Braskem’s process unfeasible or which significantly affect the marketing of its products. For that analysis, the Company has its own team, which has a strategic view of the business, in addition to being in constant contact with external consultants. If the variables mentioned indicate material risks for the cash generation, Braskem’s Management performs the recoverability test, as described in Explanatory Note 3.4(b) of the 2018 Financial Statements.

  Intangible assets with indefinite useful life

The balances of future profitability premiums derived from business combinations are tested annually to measure the recoverability. These tests are based on the 5-year projection of cash generation (except for Chemicals unit which is tested at the cash generating unit level), taken from the Company’s business plan, mentioned in (Explanatory Note No. 3.1 of the 2018 Financial Statements). In addition to the projected cash flow for 2019 to 2023, the perpetuity based on the long-term view is also calculated, without considering the growth in real terms for this calculation. The cash flows and the perpetuity are brought to preset value by a discount rate based on the Weighted Average Cost of Capital (“WACC”).

The premium allocated to the Polyolefins operating segment was generated in a business combination that led to the simultaneous purchase of polypropylene and polyethylene plants. The main raw materials of these plants were already supplied by the Controlling Company, which enabled relevant synergies in the operation. These synergies were one of the main driving forces of that purchase. Because of this, the Management of the Company evaluates the recoverability of this premium within the field of business, since the benefits of the synergy are related to all units purchased.

The other existing premiums are allocated to Chemicals unit and in the Vinyl field of business.

The premiums on future profitability are presented in Explanatory Note No. 13 of the 2018 Financial Statements. This Explanatory Note also presents the results of the impairment test.

Contingencies

The contingent liabilities and existing provisions are mainly related to judicial and administrative discussions mostly derived from labor, social security, civil and tax proceedings.

Braskem’s Management, based on the opinion of its external legal advisors, classifies these proceedings in terms of their chance of loss, as follows:

Probable Loss - proceedings where the chance of losing is higher than the chance of winning or, in other words, the chance of loss exceeds 50%. For these proceedings, the Company maintains an accounting provision that is assessed as follows:

(i)      tax and social security-related proceedings - the provisioned amount corresponds to the value of the claim, plus any applicable charges; and

(ii)    tax and social security-related proceedings - the provisioned amount corresponds to the value of the claim, plus any applicable charges.

Possible loss - proceedings the chance of loss of which is more than remote and less than likely. A loss may happen, however, the elements available are not sufficient or clear enough to allow the conclusion that a loss or success is likely to occur. In percentage, the possibility of loss is between 25% and 50%. For these proceedings, except for cases derived from business combinations, the Company creates no provisions and highlights the most relevant ones in an Explanatory note (Explanatory Note 23.2 of the 2018 Financial Statements).

In business combinations, in compliance with CPC 15 and IFRS 3, the Company registers the fair value of these proceedings with the chance of loss. The provisioned amount corresponds to the amount involved, in addition to the charges corresponding to the SELIC rate variation, multiplied by the percentage of the probability of loss.

The Management of the Company believes that estimates related to the conclusion of the proceedings and the possibility of future expenditures may change due to: (i) higher levels of the judicial system may make a  decision in similar cases involving another company, adopting a definitive interpretation regarding the case and, consequently, anticipating the finalization of the process, involving the Company, without any disbursement or entailing the need to financially settled the proceedings; and (ii) debt payment incentive programs, implemented in Brazil on a Federal and State level, under favorable conditions, which may lead to disbursement lower than the one provisioned or lower than the value of the claim.

The Company’s contingencies are presented in Explanatory Note 23 of the 2018 Financial Statements.

Hedge accounting

The Controlling Company designated financial liabilities in foreign currency to protect the cash flow generated by its exports. This decision was based on two important concepts and judgments: (i) the realization of exports included in its business plan, which are inherent to the market and business where it operates, and (ii) the Company’s ability to refinance its liabilities in Dollars, since the priority financing in Dollar is a part of the Company’s orientation and strategy and the Company’s Financial Policy sets out the maintenance of a minimum level of net liabilities in Dollars.

Controlled company Braskem Idesa designated all the funds obtained from financial institutions for the construction of its industrial plant for the protection of a portion of the sales, which will be conducted in the same currency as the financing, the U.S. Dollar. The sales estimates are contemplated in the project that was presented to the banks/lenders that, due to the consistency of projections, granted a loan to Braskem Idesa that will be exclusively paid with the cash to be generated by such sales. All these commercial considerations of the project are backed by market studies made by specialized consulting companies during the analysis of its feasibility.

All of the Company’s hedge operations are in accordance with the accounting practices and procedures adopted by Braskem and, on quarterly basis, effectiveness tests are performed for each operation, proving the effectiveness of its hedge strategy.

The Company has determined that the subject of the hedge, both for the Controlling Company and for controlled company Braskem Idesa, will be characterized by the first sales in Dollars made every quarter up to the amount defined in each period (Explanatory Note 19 of the 2018 Financial Statements). The liabilities designated for hedge are aligned with the maturity schedule of the hedge and with the Company’s financial strategy.

In accordance with the Financial Policy, the Company may enter into financial derivatives agreements (swaps, NDFs, options, etc.) the volatility of the foreign exchange and interest rate. These derivatives may be designated for hedge accounting in accordance with the Management’s judgment and whenever it is expected that the investment will cause a material improvement in the demonstration of the compensatory effect over the variations of the hedge items. Currently, the Company has derivatives designated for hedge accounting of cash flow disclosed in Explanatory Note No. 19.3 of the 2018 Financial Statements.

10.6       Relevant items not evidenced in the financial statements

a)      The off-balance-sheet assets and liabilities directly or indirectly owned by the Company

In the fiscal year ended on December 31, 2018, there were no relevant items not evidenced in the Company’s financial statements.

b)      Other off-balance-sheet items

There were no relevant items not evidenced in the Company’s financial statements on December 31, 2018.

10.7       Comments on items not evidenced in the financial statements

a)      How such items affect or are likely to affect the income, expenses, operating results, financial expenses or other items on the issuer’s financial statements

There were no relevant items not evidenced in the Company’s financial statements on December 31, 2018.

b)      The type and purpose of the transaction

There were no relevant items not evidenced in the Company’s financial statements on December 31, 2018.

c)       The type and extent of obligations undertaken by and rights generated to the issuer as a result of the transaction

There were no relevant items not evidenced in the Company’s financial statements on December 31,2018.

10.8       Business Plan

a.    Investments

The Company’s business plan is built based on the following strategic objectives: (i) seek continuous improvements in productivity and competitiveness in the current operation, with focus on operating efficiency and cost leadership; (ii) diversify the profile of raw material, by increasing exposure to gas and maintaining the flexibility of assets; (iii) expand global footprint outside Brazil, with scale gains in PE and PP, reinforcing our leadership in the Americas; and (iv) strengthen Braskem’s image and reputation, before members, the company and investors, through advances in compliance, sustainability and innovation in people management.

In line with such objectives, the Company invested BRL 2,770 million in investments during the fiscal year ended on December 31, 2018.

2018 Operating Investments7:

The investment made was BRL 1,944 million, 2% below the forecast, due to gains in business negotiations with suppliers and cancellation/postponement of projects. In dollars, disbursement was 13% below the estimates, which is explained by the depreciation of the Brazilian real in view of the foreign exchange prospects for 2018. Out of the total invested, BRL 145 million were directed at Healthcare, Safety and Environmental projects, and BRL 44 million were directed at Innovation and Technology.

2018 Strategic Investments

Investment in strategic projects totaled BRL 826 million, 7% below the expected if measure in Brazilian Reais. Out of the total amount disbursed, BRL 778 million (USD 210 million), equivalent to 98% of the total, was invested in the construction of the new PP plant in the United States.

With approved investment of up to USD 675 million, the Company has already invested USD 382 million, with total physical progress of 48.3%, where: (i) engineering detailing: 97.4% completed; (ii) acquisitions of equipment and materials: 94.7% completed; and (iii) civil construction: 41.6% completed.

The new plant, located at the La Porte site, in the U.S. State of Texas, will have a production capacity of 450 thousand tons of PP and the start of its operations is expected to occur in the second quarter of 2020. This project is in line with the diversification strategy for the raw material and geographic expansion in the Americas, reinforcing the leadership position in the PP production in the United States.

2019 Investments

Braskem will invest approximately BRL 3,315 million this year, from which BRL 1,236 million is linked to the Dollar (USD 331 million), corresponding to operating investments in the United States and European units. Out of the total amount invested, BRL 300 million will be allocated to Healthcare, Safety and Environmental projects (HSE) and BRL 1,968 million to projects related to maintenance, productivity and operating efficiency, including the investment in planned stoppage of Bahia’s cracker, set out for 4Q of 2019. The remaining balance will be directed to other strategic projects, such as the investment in the new PP plant in the USA (USD 223 million).

(ii)          sources of investment financing

The Company tries to follow its investment plan, preferably with credit lines from national and international government officials (including funding financial institutions, such as those described in item 10.1(f) of this proposal), since these officials, in general, offer less burdensome conditions for the Company.

Investments not eligible for such funding sources shall be funded by: (i) cash flow arising from the Company’s operating activities; or by (ii) other sources such as loans and financing (such as those described in all of the other subitems of item 10.1(f) of this proposal).

7 It does not take into account any investments of Braskem Idesa’s controlled company

In order to fund part of the construction of the new PP plant in the United States, Braskem America took out a financing of up to USD 225 million with collateral from Euler Hermes, a German export credit agency. For further information, see item 10.1(f) of this proposal.

(iii)        material divestments in progress and planned divestments

There are no current and/or planned material divestments processes.

b.    the acquisition of plants, equipment, patents and other assets that may have a material impact on the issuer’s production capacity (if already disclosed)

There is no acquisition of plants, equipment, patents or other assets that should materially influence the production capacity of the Company.

c.    new products and services

 (i)          description of research in progress already disclosed and (iii) projects under development already disclosed

In the fiscal year ended on December 31, 2018, the Innovation and Technology portfolio contemplated 308 projects for the development of new products and processes.

A relevant part of the pipeline amount is represented by long-term projects and greater technological complexity, divided into programs for the development of new technologies, creation of new product families and conquer new markets.

The importance of the innovation program in the Company and its pipeline is also reflected in the result the launch of new Polyolefins products in all regions where approximately 8% of consolidated sales are from products launched in the past three years. In 2018, 27 new resin grades were added to its portfolio, among which the following stand out:

  PEBDL for oil lids: low density polyethylene which presents greater resistance for edible oil lids.
  PEBDL for flexible packaging: new metallocene that combines excellent proceeding in the film manufacture, in addition to good mechanical properties and shine for packages. In addition to providing better stability for the production of packages.
  PP impact copolymer: resin launched in the NPE plastic show, which combines transparency, rigidity and durability for impact. This product is used for rigid packaging and its market was developed in the USA and Europe.
  PP for buckets:  new resin with better mechanical properties and higher fluidity rate, which improves processability and eases production.
  EVA I'm green™: launched in August in exclusive partnership with Allbirds (footwear, USA), which used it in the manufacture of flip-flops with the sweetfoam concept. The I'm green™ EVA marked the expansion of Braskem’s renewable solutions family, which has relied on PE Green since 2010. Both products collaborate with the capture of carbon and reinforce the Company’s commitment with circular economy

Moreover, the Innovation and Technology area presented the following highlights of the year:

  34 new patent applications and 152 extensions were made. Currently, the Company has 652 actives documents, of which 282 have granted patents.
  Investments greater than BRL 14 million in the Technology and Innovation Center in Triunfo/RS for the Polymer, Catalysis and Pilot Plants, highlighting the renewal of the equipment park.
  Investments greater than BRL 10 million in the Technology and Innovation center in Pittsburgh-USA, including the installation of a semi-commercial thermoforming line to help the development of new products and applications.  Moreover, robots have been installed to automate operational routines of the laboratory, including compression molding, elasticity and impacts tests.
  Support to 420 clients through more than 59 thousands analyses conducted in the Innovation & Technology center in Brazil. In the case of the United States center, in turn, support to approximately 75 clients with approximately 16 thousand analyses can be highlighted.
  New operation in Boston, in the USA, with focus on research and development of chemicals and materials of renewable origins. The choice of the location seeks to take advantage of the region in biotechnology and advanced materials. The activities include research and development of biotechnology; materials science; development of businesses and markets; and search for technologies and strategic partnerships.
  Construction of a pilot fermentation plant at the Renewable Chemicals Research Center, located in Campinas/SP. The plant startup was carried out in November 2018. The pilot plant will allow Braskem to advance in renewable chemical projects, enabling the development of new products and processes. Such projects are related to the circular economy proposal and seek to develop products that contribute to the capture of CO2.
  Beginning of the construction of a new building of a 2.8 thousand-m² area in Triunfo/RS. The preparation of the location where the laboratory will be located began in late 2018 and its completion is expected to occur in October 2019. The space will have laboratories for advanced characterization of polymers, which includes analyses such as chromatography, polymer fractionation, microscopy, in addition to laboratories for catalysis and petrochemical processing technologies. The quality control laboratory will also operate in the location. The investment will be of approximately BRL 50 million, including equipment.
  Mechanical recycling platform with purpose of developing unique recycling solutions, enabling differentiation to Braskem's portfolio.

(ii)          total amounts spent on research for the development of new products or services and (iv) total amounts spent on the development of new products or services

In the last three fiscal years, the total amount spent by the Company was the following:

Fiscal year ended on
	12/31/2018	12/31/2017	12/31/2016
Expenses with R&D	BRL 200 million	BRL 167 million	BRL 162 million
Investments in R&D	BRL 44 million	BRL 23.1 million	BRL 13 million
TOTAL	BRL 244 million	BRL 190.1 million	BRL 175 million

10.9 Other relevant factors

Not applicable.

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

N.I.R.E. 29300006939

Publicly-Held Company

EXHIBIT II

MANAGEMENT PROPOSAL

FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 16, 2019

Proposal of Allocation of Net Income for the fiscal year of 2018

(according to Exhibit 9.1.II of CVM Ruling No. 481/2009)

The Company’s Management provides below the information required by Exhibit 9-1-II to CVM Ruling No. 481:

1                Net Income of the year:

The net income attributable to  the Company’ shareholders for the fiscal year in 2018 was two billion, eight hundred and sixty-six million, six hundred and seventy-five thousand, ninety-two Reais and seventeen centavos (BRL 2,866,675,092.17).

2                Global Amount and the value per share of the dividends, including interim dividends and interest on net equity already declared:

On December 12, 2018, under article 204 of Corporation Law, coupled with article 44, paragraph 4, of the Company’s Bylaws, the Company allocated the global amount of six hundred and sixty-seven million, four hundred and eighteen thousand, five hundred and seventy-one Reais and fifty-eight centavos (BRL 667,418,571.58) as mandatory dividends (“Mandatory Dividends”) of the fiscal year of 2018.

In addition to such amounts, the proposed additional dividend (“Additional Dividend”) by the Management to be distributed, if approved by the Company’s Annual General Meeting to be held on April 16, 2019 (“Meeting”), amounts to two billion, two million, two hundred and fifty-five thousand, seven hundred and fourteen Reais and seventy-three centavos (BRL 2,002,255,714.73).

The global amount of Mandatory Dividends and Additional Dividends (“Global Dividend Amount”) amounts to two billion, six hundred and sixty-nine million, six hundred and seventy-four thousand, two hundred and eighty-six Reais and thirty centavos (BRL 2,669,674,286.30), of which three Reais, thirty-five centavos and fraction (BRL 3.35565826658) for each common and class “A” preferred share and sixty centavos and fraction (BRL 0.60628536320) for each class “B” preferred share8.

3                Percentage of distributed net income of the fiscal year:

The Global Dividend Amount corresponds to 100% of the net income of the fiscal year, adjusted for calculation of the dividends.

Adjusted net income pertain to the income specified for the fiscal year, attributable to the Company’s shareholders, decreased by the portions intended for the legal reserve and for the tax incentive reserve, added to the realization of the additional indexation of the Company’s property, plant and equipment and to the time-barred dividends that returned to the Company’s cash.

4                Global Amount and the value per share of dividends distributed based on income from previous fiscal years:

Not applicable, given that there was no dividend distribution or interest on net equity statement, based on income of previous years.

5.            (a) information on the gross value of the dividend and interest on net equity, sorted by share of each type and class, to be distributed/declared at the annual general meeting:

The gross unit value of the Global Dividend Amount is 8:

▪  Three Reais, thirty-five centavos and fraction (BRL 3.35565826658) per common share, equivalent to one billion, five hundred and fifteen million, six hundred and forty-five thousand, six hundred and forty-five Reais and eighty-four centavos (BRL 1,515,645,645.84);

▪  Three Reais, thirty-five centavos and fraction (BRL 3.35565826658)per class “A” preferred share, equivalent to one billion, one hundred and fifty-three million, seven hundred and twenty-five thousand, three hundred and fifty-eight Reais and thirty-four centavos (BRL 1,153,725,358.34);

▪  Sixty centavos and fraction (BRL 0.60628536320) per class “B” preferred share, equivalent to three hundred and three thousand, two hundred and eighty-two Reais and thirteen centavos (BRL 303,282.13)

8 The company informs that there may be a request for conversion of class “B” preferred share into class “A” preferred share, under the terms of the bylaws, as of the present date until the date of the Annual General Meeting, which may result in an irrelevant variation in the amount of dividend per class “B” preferred share and per class “A” preferred share.

5.         (b) Information on the form and term of payment of the dividends and interest on net equity to be distributed/declared at the annual general meeting:

The Management shall propose to the Meeting that the payment of the Global Dividend Amount be made in full within 60 days of the resolution.

5.         (c) Information on possible levying of interest and adjustments on the dividends and interest on net equity to be distributed/declared at the annual general meeting:

No interest or adjustment is levied on the dividends to be declared at the Meeting.

5.            (d) Information on the date of declaration of payment of the dividends and interest in net equity, taken into account to identify the shareholders that will be entitled to receive the dividends and interest on net equity distributed/declared at the Meeting:

Once the dividend payment is approved at the Meeting, the date of declaration shall be the very date of the Meeting, that is, April 16, 2019, and the Company's shares will be traded "ex dividends" as of April 17, 2019.

6.            Information on dividends or interest on net equity declared based on incomes calculated in half-yearly balance sheets or shorter periods and already distributed:

Not applicable, given that there was no dividend distribution or interest on net equity statement, based on income determined in semiannual balance sheets or in shorter periods of the fiscal year of 2018.

7.            (a) Comparative table stating the net profits of the fiscal year (controlling company) and of the three (3) previous years, per share of each kind and class, presented in thousands of BRL:

	2018	2017	2016	2015
Net Profits (loss) of the year:	2,886,675	4,082,990	(411,472)	3,001,720
Weighted Average of the number of shares:
Common Shares	451,669	451,669	451,669	451,669
Class “A” Preferred Shares	343,809	343,776	343,771	343,784
Class “B” Preferred Shares	513	578		594
Net profits (loss) per share
Common Shares	3.6033318	5.1325258	(0.5172885)	3.7731620
Class “A” Preferred Shares	3.6033411	5.1325244	(0.5172889)	3.7731327
Class “B” Preferred Shares	0.5910348	0.6069199		0.6064506

7.            (b) Comparative table stating the dividends and interest on net equity declared/distributed over the three (3) previous years, per share of each kind and class:

	Common Shares		Class “A” Preferred Shares		Class “B” Preferred Shares
	Dividends	JCPs	Dividends	JCPs	Dividends	JCPs
Fiscal year ended on 12/31/2018	3.35565827		3.35565827		0.60628536
Fiscal year ended on 12/31/2017	3.14245599		3.14245599		0.60625562
Fiscal year ended on 12/31/2016	-		-		-
Fiscal year ended on 12/31/2015	2.51343672		2.51343672		0.6062498

8.            Amount allocated to the legal reserve:

8.            (a) Identify the sum allocated to the legal reserve:

The sum allocated to the legal reserve was BRL 143,334 thousand.

8.         (b) Form of calculation of the legal reserve, stated in thousands of BRL:

2018
Net income for the year of the Company’s shareholders	2,866,675 thousand
Portion intended for the legal reserve - 5%	143,334 thousand

 9.           (a) Description of the form of calculation of the fixed or minimum dividends:

Pursuant to Company’s Bylaws, especially their article 9, the preferred shares are entitled to the payment of a priority non-cumulative dividend of six percent (6%) of their “unit value”, obtained by dividing the share capital by the total shares in circulation, according to the profits available for distribution. Only the class “A” preferred shares shall have a part equal to that of the common shares in the remaining profits, and they shall only be entitled to the dividend after the payment of the priority dividend to the preferred shares. Only the class “A” preferred shares shall also be assured equal conditions with the common shares in the distribution of shares resulting from capitalization of other reserves. On the other hand, the Company’s Bylaws set out the payment of the minimum mandatory non-cumulative dividend, which is equivalent to 25% of the adjusted net profit, on the terms of the Corporation Law. When the priority dividend paid for the preferred shares is greater than or equal to 25% of the net profit for the fiscal year, the full payment of the mandatory dividend has been characterized.

9.            (b) Information on whether the profits of the fiscal year suffice to fully pay the fixed or minimum dividends:

The net profits of 2018 fiscal year attributed to the Company’s shareholders sufficient to fully pay the minimum dividends.

9.            (c) Information on a possible unpaid portion being cumulative:

On the terms of Company’s Bylaws, the priority dividend is not cumulative.

9.            (d) Information on the global sum of the fixed or minimum dividends to be paid to each class of preferred shares:

▪  Two hundred and eighty-eight million, three hundred and thirty-three thousand, twenty-eight Reais and seventy-one centavos (BRL 288,333,028.71) for class “A” preferred shares8; and

▪  Three hundred and three thousand, two hundred and eighty-two Reais and thirteen centavos (BRL 303,282.13) for class “B” preferred shares8.

9.            (e) Information on the fixed or minimum dividends to be paid per preferred share of each class:

▪   Eighty-three centavos and fraction (BRL 0.83862862536) for class “A” preferred shares8; and

▪  Sixty centavos and fraction (BRL 0.60628536320) for class “B” preferred shares8.

10.       (a) Description of the form of calculation of the mandatory dividend set forth in the bylaws:

The shareholders are entitled to receive as mandatory dividend twenty-five percent (25%) of the adjusted net profits of the fiscal year, as set out in the Corporation Law. Calculation of such dividend for the 2018 fiscal year presented in thousands of BRL is demonstrated below:

2018
Net income attributed to the company’s shareholders	2,866,675
Amounts recorded directly to retained earnings
Portion allocated for the legal reserve	(143,334)
Tax incentive reserve distribution	(81,863)
Adjustment portion allocated to the tax incentive reserve - 2017	130
Additional indexation of PPE	27,679
Time-barred dividends	387
2,667,674
Minimum mandatory dividends - 25% on the adjusted net income	667,419

10.       (b) Information on whether the mandatory dividend is being fully paid or not:

Global Dividend Amount, proposed by the Management, exceeds the minimum mandatory dividend.

10.       (c) Information on the sum possibly withheld due to the Company’s financial situation:

No sum has been withheld.

11.          Information on the withholding of the mandatory dividend due to the Company’s financial situation:

No sum has been withheld.

12.          Information on the allocation of results to the contingency reserve:

No sums have been allocated to the contingency reserve.

13.          Sum allocated to the realizable profits reserve:

No sums have been allocated to the unearned profits reserve.

14.          Information on the allocation of results to reserves set up pursuant to the Bylaws:

No sums were allocated to reserves set up pursuant to the Company’s Bylaws.

15.          Information on the withholding of profits, set forth in the capital budget:

(a)           Identify the amount withheld:

There was no profit withholding.

(b)          Provide a copy of the capital budget: (stated in thousands of BRL)

Not applicable

16.          (a)          Sum allocated to the tax incentive reserve:

The sum allocated to the tax incentive reserve was BRL 81,863 thousand.

16.          (b) Nature of destination:

The Company has an ICMS tax incentive granted by the State of Alagoas through the Integrated Development Program of the State of Alagoas – PRODESIN with the objective of implementing and expanding the industries in such State. This incentive is addressed as a reduction of the taxes levied on sales. In the fiscal year of 2018, the amount assessed was of BRL 81,863.

Supplementary Law 160/17, which amends the wording of Law No. 12,973/14, sets forth that tax incentives cannot be distributed to the shareholders. For this reason, such law sets forth that the amounts allocated to a specific reserve account of tax incentives in the net equity.

EXHIBIT III

MANAGEMENT PROPOSAL

FOR THE ANNUAL GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 16, 2019

Appointment of candidates to fill the position of effective and alternate members of the Board of Directors and effective and alternate member of the Fiscal Council of the Company, according to information presented in items 12.5 to 12.10 of the Reference Form, pursuant to article 10, item I, of CVM Ruling 481.

12.5 / 12.6 – Composition and professional experience of the management, board of directors and fiscal council.

CANDIDATES TO THE BOARD OF DIRECTORS
Name	Date of birth	Management body	Election date	Term of Office	Number of consecutive terms of office
Individual Taxpayer’s Register (CPF)	Profession	Elective position indicated	Date of investiture	Indicated by the controller	Percentage of attendance at the meetings (%)
Other positions and duties performed in the Company
ANA LÚCIA POÇAS ZAMBELLI	11/25/1972	Belongs only to the Board of Directors	04/16/2019	Until AUG 2020	Indication is for the 1st term of office
024.818.357-51	Engineer	Board of Directors (Effective)	04/16/2019	No	-
No other positions or offices held at the Company
JULIO SOARES DE MOURA NETO	03/20/1943	Belongs only to the Board of Directors	04/16/2019	Until AUG 2020	Indication is for the 1st term of office
033.409.377- 53	Fleet Admiral	Independent Board of Directors (Effective)	04/16/2019	No	-
No other positions or offices held at the Company					-
MARCELO ROSSINI DE OLIVEIRA	08/21/1978	Belongs only to the Board of Directors	04/16/2019	Until AUG 2020	Indication is for the 1st term of office
786.634.075-72	Economist	Board of Directors (Alternate)	16/04/2019	Yes
No other positions or offices held at the Company					-
JOÃO PINHEIRO NOGUEIRA BATISTA	08/13/1956	Belongs only to the Board of Directors	04/16/2019	Until AUG 2020)	Indication is for the 1st term of office
546.600.417-00	Economist	Board of Directors (Effective)	04/16/2019	Yes	-
No other positions or offices held at the Company.

CANDIDATES TO THE FISCAL COUNCIL
Name	Date of birth	Management body	Election date	Term of Office	Number of consecutive terms of office
Individual Taxpayer’s Register (CPF)	Profession	Elective position indicated	Date of investiture	Indicated by the controller	Percentage of attendance at the meetings (%)
Other positions and duties performed in the Company
ISMAEL CAMPOS DE ABREU	08/14/1955	Belongs only to the Fiscal Council elected by the Controlling Shareholder	04/16/2019	1 YEAR	Indication is for the 17th term of office
075.434.415-00	Accountant	Fiscal Council (Effective)	04/16/2019	Yes
No other positions or offices held at the Company.					100%
GILBERTO BRAGA	10/08/1960	Belongs only to the Fiscal Council elected by the Controlling Shareholder	04/16/2019	1 YEAR	Indication is for the 3rd term of office
595.468.247-04	Economist	Fiscal Council (Effective)	04/16/2019	Yes
No other positions or offices held at the Company.					100%
CARLOS ALBERTO RECHELO NETO	05/06/1978	Belongs only to the Fiscal Council	04/16/2019	1 YEAR	Indication is for the 2nd term of office
262.997.388-39	Engineer	Fiscal Council (Effective)	04/16/2019	No	-
No other positions or offices held at the Company.					100%
VIVIANA CARDOSO DE SÁ E FARIA	10/03/1973	Belongs only to the Fiscal Council	04/16/2019	1 YEAR	Indication is for the 1st term of office
026.921.737-16	Economist	Fiscal Council (Effective)	04/16/2019	No
No other positions or offices held at the Company.					100%
IVAN SILVA DUARTE	10/11/1973	Belongs only to the Fiscal Council	04/16/2019	1 YEAR	Indication is for the 4th term of office
611.242.065-15	Accountant	Fiscal Council (Alternate)	04/16/2019	Yes
No other positions or offices held at the Company					0%
BRUNO CARVALHO BARUQUI	05/29/1978	Belongs only to the Fiscal Council	04/16/2019	1 YEAR	Indication is for the 2nd term of office
082.002.957-59	Manager	Fiscal Council (Alternate)	04/16/2019	No	-
No other positions or offices held at the Company.					14%
BRUNO PASSOS DA SILVA MELO	03/17/1976	Belongs only to the Fiscal Council	04/16/2019	1 YEAR	IIndication is for the 1st term of office
071.927.757-46	Accountant	Fiscal Council (Alternate)	04/16/2019	No
No other positions or offices held at the Company.				-	0%
TATIANA MACEDO COSTA REGO TOURINHO	04/28/1978	Belongs only to the Fiscal Council	04/16/2019	1 YEAR	Indication is for the 2nd term of office
951.929.135-00	Manager	Fiscal Council(Alternate)	04/16/2019	Yes
No other positions or offices held at the Company.					0%

Professional experience / Declaration of possible adverse sentences / Independence Criteria

ANA LÚCIA POÇAS ZAMBELLI -024.818.357-51

Mrs. Ana Lúcia Poças Zambelli is appointed as Effective Member of Braskem´s Board of Directors, by recommendation of Petrobras. She is a senior executive officer, with 22 years of experience in O&G, a degree in Mechanical Engineering, a Master’s Degree in Oil Engineering and a Post graduation Degree in Leadership, Strategy and Innovation. Mrs. Ana Lúcia Poças does not occupy a management position in any third sector organization. The Director states that she is not the object of: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified her from practicing any professional or commercial activity. The Director states that she is not a politically exposed person, pursuant to CVM Ruling No. 301/99.

JULIO SOARES DE MOURA NETO -033.409.377-53

Mr. Julio Soares de Moura Neto is appointed as Effective Member of Braskem´s Board of Directors, by recommendation of Petróleo Brasileiro S.A. The Fleet Admiral Julio Soares de Moura Neto has a degree in Command and General Staff (Escola de Guerra Naval), Navy War Higher Course (Escola de Guerra Naval) and Navy War Higher Course (Instituto Superior Naval de Guerra - Portugal), with experience in the Strategic Consulting Board of Fundação EZUTE (SP), in the Consulting Board of Cia Brasileira de Cartuchos (CBC) (SP) and in the Consulting Board of Sindicato Nacional das Indústrias de Materiais de Defesa (SIMDE). Mr. Julio Soares de Moura Neto does not hold a management position in any third-sector organization. . The director hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. In addition, Mr. Julio is considered an independent member based on the independence criteria defined by level 2 of B3. The Director declares he is not a politically exposed person, pursuant to CVM Ruling No. 301/99.

MARCELO ROSSINI DE OLIVEIRA -033.409.377-53

Mr. Marcelo Rossini de Oliveira is appointed as Alternate Member of Braskem’s Board of Directors, by recommendation of Odebrecht S.A. He is currently the Treasury and IR Officer of Odebrecht S.A. From 2005 to 2018, he worked as a financial analyst, Capital Market and Operations Structure Manager and Treasury Manager of Braskem S.A.. He previously worked as senior auditor and financial analyst of Deloitte - Auditores e Consultores. Mr. Rossini has a degree in Economical Sciences from Universidade Católica do Salvador, a post graduation degree in Finance by Fundação Getulio Vargas and a MBA in Finance by Insper. The Director hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. The Director declares he is not a politically exposed person, pursuant to CVM Ruling No. 301/99.

GILBERTO BRAGA – CPF 595.468.247-04

Mr. Gilberto Braga is appointed as Effective Member of Braskem’s Fiscal Council, by recommendation of Odebrecht. Mr. Braga is a business consultant with expertise in financial, capital markets, corporate and tax areas, and provides expert advice in judicial proceedings. In addition, Mr. Braga is a member of fiscal, management and audit committees of listed companies and professional associations. He was a member of the Advisory Committee on Accounting Standards for the Investment Funds of the CVM, teaches undergraduate corporate governance courses at Fundação Dom Cabral, IBMEC, PUC and FGV, a commentator at Rádio CBN, FM 94 from Rio de Janeiro and is a columnist for the newspaper O Dia. Mr. Braga holds degrees in economics from UCAM Ipanema and accounting from UGF, a post graduation degree from IAG-PUC Rio in financial management and an MBA (Finance and Capital Markets) by IBMEC- Rio. Member of IBGC. The Director hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. Mr. Braga declares that he is not a politically exposed person, pursuant to CVM Ruling No. 301/99, and that he does not occupy a position in a third-sector organization.

JOÃO PINHEIRO NOGUEIRA BATISTA – CPF 546.600.417-00

Mr. João Nogueira is an economist by PUC-RJ and holds an MBA in Economic Engineering – Universidade Gama Filho, Rio de Janeiro. He has been working for more than 10 years in Boards of Directors of companies in Brazil. In the Odebrecht Group, he was an independent member of the Boards of Directors of Odebrecht Engenharia e Construção since June 2017 and Ocyan since April 2018, where he remained until January 2019, and joined the Board of Directors of Odebrecht SA in November 2018. In addition, he is a member of the Board of Directors of Light SA, of Evoltz Transmission. He was CEO of Swiss Re, Bertin S.A. and Suzano Petroquímica, as well as directorships in companies such as Petrobras, Dresdner Bank, Citibank, Radiobras and Siderbras. Mr. João Pinhero declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. Mr. João Pinheiro states that he is not a politically exposed person, pursuant to CVM Ruling No. 301/99, but that he holds a position in a third sector organization, namely, as director of the Instituto de Reciclagem do Adolescente and of Associação Maria Helena Drexel.

ISMAEL CAMPOS DE ABREU – CPF 075.434.415-00

Mr. Ismael Campos de Abreu is appointed as Effective Member of Braskem’s Fiscal Council, by recommendation of Odebrecht. Mr. Ismael worked until May 2017 as an Officer at Kieppe Participações e Administração Ltda. between 1995 and March 2011, he acted as controller of Odebrecht S.A., company that indirectly holds interest in excess of 5% of same species and class of securities of the Company. He served as manager of the tax consulting division of PricewaterhouseCoopers from 1978 to 1985, as controller of Corrêa Ribeiro S.A. Comércio e Indústria from 1986 to 1988, as manager of the consulting area of Arthur Andersen from 1989 to 1991 and as partner of Performance Auditoria e Consultoria from 1992 to 1995. Previously, he served as a member of the fiscal council of Petroflex Indústria e Comércio S.A. until the sale of the stake held by the Company in Petroflex in April 2008. Between March 2006 and March 2008, he served as member of the Fiscal Council of Companhia Petroquímica do Sul. Mr. Ismael holds a degree in accounting from Fundação Visconde de Cairú and a post graduation degree in economic engineering from the Inter-American Development Center. Mr. Ismael does not occupy a management position in any third sector organization. The director hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. The Director declares he is not a politically exposed person, pursuant to CVM Ruling No. 301/99.

IVAN SILVA DUARTE – CPF 611.242.065-15

Mr. Duarte is appointed as Alternate Member of Braskem’s Fiscal Council, by recommendation of Odebrecht. Mr. Duarte is an officer at ODBINV S.A. since June 2018 and at Kieppe Participações e Administração Ltda. since January 2016, which belongs to the same economic group of the issuer and holds over 5% of indirect interest of its share capital. Previously, he served as manager of KPMG—Auditores Independentes from 1995 to 2001 and senior manager at PricewaterhouseCoopers Auditores Independentes from 2001 until 2008. Between 2008 and 2015, Mr. Duarte was an executive officer at EAO Empreendimentos Agropecuários e Obras S.A, an Odebrecht Group company operating in the Agricultural and Food and Beverage segments. Mr. Duarte holds a degree in accounting from the University of Salvador (UNIFACS), an MBA in corporate finance from Fundação Getúlio Vargas and an MBA in entrepreneurship from Babson College. Mr. Duarte does not occupy a management position in any third sector organization. The director hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. The Director declares he is not a politically exposed person, pursuant to CVM Ruling No. 301/99.

VIVIANA CARDOSO DE SÁ E FARIA – CPF - 026.921.737-16

Mrs. Faria is appointed as an effective member of Braskem´s Fiscal Council, by recommendation of Petrobras. At Petrobras, she is a master economist and holds the coordination position of the tax department since 2008, working at the tax assessment and planning for the gas and energy segments. With experience in investment and acquisition projects and divestiture and strategic initiatives under the tax scope. She currently leads the tax area at Petrobras, coordinating necessary actions within the internal and external environments, in order to enable the entrance of new agents in the natural gas market through assets for the transportation, processing of natural gas and regasification of LNG, she has coordinated the tax area of Gás para Crescer initiative coordinated by the MME. She has a degree in Economics by UFF, a Master’s degree in energetical planning by PPE/COPPE/UFRJ, a post graduation degree in Tax Management by PUC-Rio and an extension course in Comparative Tax Policy and Administration by Harvard Kennedy School. The Director states that she is not the object of: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified her from practicing any professional or commercial activity. The director declares she is not a politically exposed person pursuant to CVM Ruling No. 301/99.

BRUNO PASSOS DA SILVA MELO– 071.927.757-46

Mr. Melo is appointed as an alternate member of Braskem´s Fiscal Council, by recommendation of Petrobras. Mr. Melo works at Petrobras for over 16 years, working since 2017 as Accounting Planning Manager, being the person in charge for process management involving studies, analyses and implementation of new accounting rules. Since 2006, he has managed several accounting processes, and we may highlight, more recently, the management of the preparation process of accounting statements of the Subsidiaries and Controlled Companies in Brazil and abroad and the Equity Control of the Petrobras System. He is currently the Chairman of the Fiscal Council of BR distribuidora. Mr. Melo has a degree in Accounting Sciences by Universidade Federal do Rio de Janeiro – UFRJ and has a MBA in Accounting Management by FIPECAFI – USP. The Director states that he is not the object of: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. The director declares he is not a politically exposed person pursuant to CVM Ruling No. 301/99.

TATIANA MACEDO COSTA REGO TOURINHO – 951.929.135-00

Mrs. Tourinho is appointed as an alternate member of Braskem´s Fiscal Council, by recommendation of Odebrecht. Mrs. Tourinho is currently in charge of OEC’s (Odebrecht Engenharia e Construção) controllership area. Previously, Mrs. Tourinho has been in charge of the Tax Planning of Construtora Norberto Odebrecht S.A. (“CNO”). From 2000 to April 2007, Mrs. Tourinho worked in the tax area of VIVO S/A in the telephone industry, having held the position of Tax Planning Division Manager. She previously worked at Arthur Andersen for 2 years. Mrs. Tourinho has a degree in Public and Private Businesses Management by Universidade Federal da Bahia and a MBA in Management by IBMEC. Mrs. Tourinho does not occupy a management  position in any third sector organization. The Director states that she is not the object of: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. The Director declares she is not a politically exposed person, pursuant to CVM Ruling No. 301/99.

CARLOS ALBERTO RECHELO NETO – 262.997.388-39

Mr. Carlos Alberto Rechelo Neto  is appointed as an Effective Member of Braskem´s Fiscal Council, by recommendation of Petrobras S.A. Mr. Rechelo started working at Petrobras in 2007, starting his career in the management of assets risk and Gas & Energy businesses. as an Executive Manager for almost 3 years, he led the structuring process of corporate risk management of Petrobras S.A. and coordinated, as a Governance team leader, the corporate effort to adjust internal policies and procedures to Law 13,303/2016, which allowed Petrobras to obtain the maximum degree in the certification process Destaque em Governança of B3. Mr. Rechelo is currently CFO of Transportadora Brasileira Gasoduto Bolívia-Brasil S.A., Officer of Petrobras Europe Limited (trading company of Petrobras in London) and member of the Supervisory Board of POG BV, JV which collets oil production assets in Africa. Mr. Rechelo is an engineer, he has a specialization in Portfolio Management by Wharton, master's degree in Energy by Universidade de São Paulo (partially carried out in Ecole Nationale Supérieure du Pétrole et des Moteurs – Institut Français du Pétrole), MBA in Finance by Universidade Federal do Rio de Janeiro and FRM certification by GARP. Mr. Rechelo does not occupy and has not occupied a management position in any third sector organization. The Director represents that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. The Director declares he is not a politically exposed person, pursuant to CVM Ruling No. 301/99.

BRUNO CARVALHO BARUQUI – 082.002.957-29

Mr. Baruqui is appointed as an alternate member of Braskem´s Fiscal Council, by recommendation of Petrobras. Mr. Baruqui is a Governmental Interest Sector Manager since April 2010, being subordinated to the Accounting and Tax Executive Management, and also worked as Tax Systemic Solutions Sector Manager between July 2008 and March 2010. He was an alternate member of the Fiscal Council of e-Petro. He has a degree in Management from Universidade Estadual do Rio de Janeiro (UERJ), an MBA in Tax Management from PUC-RJ and an MBA in Business Management from FIA-USP. Mr. Baruqui does not hold a management position in any third-sector organization. The director hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity. The Director declares he is not a politically exposed person, pursuant to CVM Ruling No. 301/99.

12.7 / 12.8 – Composition of the statutory committees and of the audit, financial and compensation committees

As set forth in article 26, item VI, of the Company’s Bylaws, the Board of Directors may, among other activities, create specialized committees to support its resolution processes, as well as to approve any possible internal regulations of such committees. In that sense, the data related to the current composition of the Company’s Committees are set out below, but the curriculum vitae of the members of the Committees listed below can be found in item 12.5 above, as regards the qualification of those recommended to be part of the Board of Directors of the Company.

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of atendance at the meetings
Individual Taxpayer’s Register (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of Consecutive Terms of Office
Other positions/duties exercised at the issuer
CARLA GOUVEIA BARRETTO	Other Committees		Business Administrator	06/27/2017	2 YEARS	100%
617.162.195-15	PEOPLE AND ORGANIZATION COMMITTEE	Member of the Committee (Effective)	11/22/1967	06/27/2017	2
Member of the Company’s Board of Directors
ANDRÉ AMARO DA SILVEIRA	Other Committees		Civil Engineer	06/08/2016	2 YEARS	100%
520.609.346-72	PEOPLE AND ORGANIZATION COMMITTEE	Member of the Committee (Effective)	07/18/1963	06/08/2016	1
Member of the Company’s Board of Directors
PEDRO OLIVA MARCILIO DE SOUSA	Other Committees		Lawyer	06/27/2017	2 YEARS	100%
726.224.745-04	STRATEGY & COMMUNICATION COMMITTEE	Member of the Committee (Effective)	03/01/1973	06/27/2017	2
Member of the Board of Directors
LUIZ DE MENDONÇA	Other Committees		Production Engineer	04/06/2016	2 YEARS
063.523.448-36	STRATEGY & COMMUNICATION COMMITTEE	Member of the Committee (Effective)	05/30/1963	04/06/2016	2	100%
Member of the Board of Directors
JOÃO CARLOS TRIGO DE LOUREIRO.	Other Committees		Economist	04/06/2016	2 YEARS	100%
245.706.997-15	STRATEGY & COMMUNICATION COMMITTEE	Member of the Committee (Effective)	10/27/1952	04/06/2016	1
Member of the Board of Directors
MARCELO MOSES DE OLIVEIRA LYRIO	Other Committees		Economist	06/27/2017	2 YEARS	100%
746.597.157-87	FINANCE AND INVESTMENT COMMITTEE	Member of the Committee (Effective)	04/25/1963	06/27/2017	2
Member of the Company’s Board of Directors
JOÃO COX NETO	Other Committees		Economist	06/08/2016	2 YEARS	100%
239.577.781-15	COMPLIANCE COMMITTEE	Member of the Committee (Effective)	05/02/1963	06/08/2016	2
Member of the Company’s Board of Directors
GESNER JOSÉ DE OLIVEIRA FILHO	Other Committees		Economist	06/27/2017	2 YEARS	100%
013.784.028-47	COMPLIANCE COMMITTEE	Member of the Committee (Effective)	05/17/1956	06/27/2017	2
Member of the Company’s Board of Directors
LARRY CARRIS CARDOSO	Other Committees		Economist	10/17/2018	2 YEARS	100%
003.129.007-83	FINANCE AND INVESTMENT COMMITTEE	Member of the Committee (Effective)	07/07/1975	10/17/2018	1
Member of the Company’s Board of Directors
FABIO VENTURELLI	Other Committees		Production Engineer	10/17/2018	2 YEARS	50%
114.256.038-40	STRATEGY & COMMUNICATION COMMITTEE	Member of the Committee (Effective)	10/25/1965	10/17/2018	1
Member of the Company’s Board of Directors

12.9 - Existence of marital relationship,common-law marriage or relatedness up to the 2nd degree between:

There are no marital relationships, common-law marrage or relatedness to be disclosed.

(a) Company managers

There is no family relationship to be disclosed.

(b) (i) Company managers; and (ii) managers of its directly or indirectly controlled companies.

There is no family relationship to be disclosed.

(c) (i) Company managers or managers of its directly or indirectly controlled companies; and (ii) direct or indirect controlling companies of the Company.

There is no family relationship to be disclosed.

(d) (i) Company managers and (ii) managers of direct or indirect controlling companies of the Company

There is no family relationship to be disclosed.

12.10 – Relationships of subordination, provision of services or control between managers and controlled companies, controlling companies and others

2018

Identification	CPF/CNPJ	Type of relationship between the Manager and the related person	Type of related person
MARCELO ROSSINI DE OLIVEIRA Alternate Member of the Board of Directors Related Person ODEBRECHT S.A. Mr.Rossini is the Treasury and IR Officer of Odebrecht S.A.	033.409.377-53 05.144.757/0001-72	Subordination	Indirect Controlling Company
BRUNO CARVALHO BARUQUI Alternate Member of the Fiscal Council Related Person Petroleo Brasileiro S.A. – Petrobras Manager	082.002.957-29 33.000.167/0001-01	Subordination	Supplier
IVAN SILVA DUARTE Alternate Member of the Fiscal Council	611.242.065-15	Subordination	Indirect Controlling Company
Related Person
KIEPP PART.ADM.LTDA ODEBINV S.A. Mr. Ivan Silva Duarte is an executive officer at Kieppe Participações e Administração Ltda. and at ODBINV S.A	04.215.837/0001-09 15.105.588/0001-15
BRUNO PASSOS DA SILVA MELO Alternate Member of the Fiscal Council	082.002.957-59	Subordination	Supplier
Related Person Petroleo Brasileiro S.A. – Petrobras	33.000.167/0001-01
Mr. Bruno Passos is an Accounting Planning Manager at Petrobras
JOÃO PINHEIRO NOGUEIRA BATISTA Effective Member of the Board of Directors	546.600.417-00	Provision of services	Indirect Controlling Company
Related Person ODEBRECHT S.A.	05.144.757/0001-72
Mr. João Pinheiro is a member of Odebrecht S.A. Board of Directors.
VIVIANA CARDOSO DE SÁ E FARIA	026.921.737-16	Subordination	Supplier
Related Person Petroleo Brasileiro S.A. – Petrobras	33.000.167/0001-01
Mrs. Viviana Cardoso holds the position of Tax Coordinator at Petrobras

2017

Identification	CPF/CNPJ	Type of relationship between the Manager and the related person	Type of related person
ISMAEL CAMPOS DE ABREU Effective Member of the Fiscal Council	075.434.415-00	Provision of services	Indirect Controlling Company
Subordination
Related Person
KIEPPE PARTICIPAÇÕES E ADMINISTRAÇÃO LTDA. Mr. Ismael was an executive officer at Kieppe Participações e Administração Ltda.	04.2015.837/0001-09
IVAN SILVA DUARTE Alternate Member of the Fiscal Council	611.242.065-15	Subordination	Indirect Controlling Company
Related Person
KIEPPE PARTICIPAÇÕES E ADMINISTRAÇÃO LTDA. Mr. Ivan Silva Duarte was an executive officer at Kieppe Participações e Administração Ltda.	04.2015.837/0001-09
BRUNO PASSOS DA SILVA MELO Alternate Member of the Fiscal Council	082.002.957-59	Subordination	Supplier
Related Person Petroleo Brasileiro S.A. – Petrobras	33.000.167/0001-01
Mr. Bruno Passos is an Accounting Planning Manager at Petrobras
VIVIANA CARDOSO DE SÁ E FARIA	026.921.737-16	Subordination	Supplier
Related Person Petroleo Brasileiro S.A. – Petrobras	33.000.167/0001-01
Mrs. Viviana Cardoso holds the position of Tax Coordinator at Petrobras

2016

Identification	CPF/CNPJ	Type of relationship between the Manager and the related person	Type of related person
ISMAEL CAMPOS DE ABREU Effective Member of the Fiscal Council	075.434.415-00	Provision of services	Indirect Controlling Company
		Subordination	Indirect Controlling Company
Related Person
ODBINV S.A. Mr. Ismael was a member of the Fiscal Council of ODBINV S.A. until the Annual Meeting held on August 04, 2016.	15.105.588/0001-15
KIEPPE PARTICIPAÇÕES E ADMINISTRAÇÃO LTDA. Mr. Ismael was an executive officer at Kieppe Participações e Administração Ltda.	04.2015.837/0001-09
IVAN SILVA DUARTE Alternate Member of the Fiscal Council	611.242.065-15	Subordination	Indirect Controlling Company
Related Person
KIEPPE PARTICIPAÇÕES E ADMINISTRAÇÃO LTDA. Mr. Ivan Silva Duarte is an executive officer at Kieppe Participações e Administração Ltda.	04.2015.837/0001-09
BRUNO PASSOS DA SILVA MELO Alternate Member of the Fiscal Council	082.002.957-59	Subordination	Supplier
Related Person Petroleo Brasileiro S.A. – Petrobras	33.000.167/0001-01
Mr. Bruno Passos is an Accounting Planning Manager at Petrobras
VIVIANA CARDOSO DE SÁ E FARIA	026.921.737-16	Subordination	Supplier
Related Person Petroleo Brasileiro S.A. – Petrobras	33.000.167/0001-01
Mrs. Viviana Cardoso holds the position of Tax Coordinator at Petrobras

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

N.I.R.E. 29300006939

Publicly-Held Company

EXHIBIT IV

MANAGEMENT PROPOSAL

FOR THE ANNUAL GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 16, 2019

Proposal for the compensation of managers, pursuant to article 12, item I, of CVM Ruling 481.

1.        Proposal for the Compensation of Managers for 2019

Pursuant to the Compensation Policy approved by the Board of Directors, Company’s proposal for global compensation of its statutory  managers is based on:

(i)     The results of the study on executive compensation for the positioning of monthly fees and other compensation curves;

(ii)    The economic and financial indicators agreed upon for the year in order to define the sharing of results related to the short-term variable compensation; and

(iii)  The planning set forth for the implementation of the Long-Term Incentive Plan in relation to the 2019 Annual Program.

The annual amount proposed for the 2019 fiscal year as global fees (statutory managers) and respective charges, plus benefits, total eighty-three million, thirty-nine thousand, three hundred and eighty Reais and fifteen centavos (BRL 83,039,380.15), against seventy-two million, five hundred and ten thousand, six hundred and ninety-one Reais and sixty-one centavos (BRL 72,510,691.61) of the 2018 fiscal year.

The variations of amounts regarding the 2019 and 2018 proposals are based on the change in the strategy of compensation adopted for the Board of Directors and reflected for the 12 months in 2019, as well as on the adjustment of the fixed fees, benefits and short-term fees to market references, maturity of the statutory executive office members and the challenges for the exercise.

Summary of the main 2019/ 2018 variations

Officers 7 statutory officers	Board of Directors 11 members of the board and 11 alternates
(BRL in thousands)
Discrimination	2019	2018
Monthly and Short-Term Fees (ICP)	56,130	48,011
Long-Term Fees (ILP)	12,194	11,619
Benefits	1,050	954
Charges	13,665	11,926
Total	83,039	72,510

Fiscal Council 5 members of the board and 5 alternates
(BRL in thousands)
Discrimination	2019	2018
Fees	918	858
Charges	184	172
Total	1,102	1,030

2.        Amounts effectively realized in 2018 versus proposed amounts

Officers 7 statutory officers	Board of Directors 11 members of the board and 11 alternates
(BRL in thousands)
Discrimination	2018 Proposal	2018 Realized
Total	75,510	52,765

Fiscal Council 5 members of the board and 5 alternates
(BRL in thousands)
Discrimination	2018 Proposal	2018 Realized
Total	1,030	1,012

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

N.I.R.E. 29300006939

Publicly-Held Company

EXHIBIT V

MANAGEMENT PROPOSAL

FOR THE ANNUAL GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 16, 2019

Proposal for the compensation of managers, pursuant to information contained in item 13 of the Reference Form, pursuant to article 12, item II, of CVM Ruling 481.

13. Compensation of the Managers

13.1. Describe the policy or practice adopted for compensation of the board of directors, statutory and non-statutory executive office, fiscal council, statutory and audit committees, risk, financial and compensation, addressing the following aspects:

(a) objectives of the compensation policy or practice

The Company adopts a competitive and transparent compensation strategy, which seeks to attract, develop and retain the best professionals and compensates its administrators based on the market practices, according to their duties and responsibilities in effectively running the business. The variable compensation practice also allows strengthening the alignment of the shareholders’ interests with those of the managers to obtain and exceed the results on a short and long-term basis.

(b)          composition of the compensation

(i)           description of the compensation elements and their respective objectives

Board of Directors

The effective members of the Board of Directors are compensated in a competitive manner and with fixed fees according to annual market surveys. There is no variable compensation (short and long term) and benefits to this group,with the exceotion of any compensation that they may receive due to participation in Committees. Such practice is assessed on an annual basis by the Personnel and Organization Committee, by the Board of Directors and is approved at the Annual General Meeting.

Statutory and Non-Statutory Executive Office

The members of the Statutory and non-Statutory executive offices have a competitive total compensation strategy, as it is composed of the monthly compensation, short and long-term incentives and benefits. The entire compensation positioning takes into account the annual market of referencesin all locations where Braskem is present and compares it with companies with good practices of  people management .

The benefits offered by the Company to all members are the same, such as: medical and dental assistance, meal vouchers, life insurance and private pension scheme.

The compensation of the Statutory  Executive Office is analyzed on an annual basis by the People and Organization Committee, by the Board of Directors and is approved at the Annual General Meeting.

Fiscal Council

The effective members of the Company’s Fiscal Council are compensated by means of fixed fees and according to market surveys. Such fees are the greater of (i) the monthly fixed amount set out at an annual general meeting of the Company that elects the Fiscal Council; or (ii) the minimum limit set out in paragraph 3 of article 162 of the Corporation Law.

There is no variable compensation (short and long term) and benefits to this group.

Committees

Currently, the Company has 1 statutory committee, the Compliance Committee, of a permanent nature, composed of at least three (3) independent members of the Board of Directors, appointed by the actual Board, pursuant to the Internal Rules of said Committee, and three (3) Committees supporting the Board of Directors (all of which are non-statutory ), namely: (ii) Finance and Investments Committee; (ii) Personnel and Organization Committee; and (iii) Strategy and Communications Committee. The Company differentiates the monthly fees of the coordinators from the members of the Committees, in accordance with the responsibilities and participation in each Committee. This strategy is aligned with market practice.

(ii)          with regard to the last three fiscal years, the proportion of each element in the total compensation:

The proportion of each element in the total compensation of each management body of the Company regarding the last three fiscal years is below:

	% in relation to the total compensation
	2018
	Fixed Compensation	Variable Compensation	Benefits	Total
Board of Directors	100%	0%	0%	100%
Statutory/Non-Statutory Executive Office	32.5%	64.5%	3.0%	100%
Fiscal Council	100%	0%	0%	100%

	% in relation to the total compensation
	2017
	Fixed Compensation	Variable Compensation	Benefits	Total
Board of Directors	100%	0%	0%	100%
Statutory/Non-Statutory Executive Office	27.95%	70.41%	1.65%	100%
Fiscal Council	100%	0%	0%	100%

	% in relation to the total compensation
	2016
	Fixed Compensation	Variable Compensation	Benefits	Total
Board of Directors	100%	0%	0%	100%
Statutory/Non-StatutoryExecutive Office	26.73%	71.62%	1.65%	100%
Fiscal Council	100%	0%	0%	100%

(iii)        calculation and readjustment methodology of the individual compensation elements

Board of Directors

The  compensation strategy of effective members of the Board of Directors is obtained through annual specialized surveys, by comparison with companies of similar size and with good governance practices. The compensation is positioned in a competitive manner for the board member and composed of monthly fixed fees and a monthly allowance for participation and/or leadership of one of such committees. Based on the evolution of Braskem’s Governance, the strategy seeks to compensate the Board in a competitive manner in relation to the benchmark market.

 Statutory and Non- Statutory Executive Office

The total compensation amounts paid by the Company to the members of the Statutory and non- Statutory Executive Office are annually compared with the market through specialized surveys, so that it is possible to assess its competitiveness and possibly evaluate the need for making readjustments to some components of the compensation.

In the monthly compensation, the individual contribution and performance of each member of the Executive Office is assessed yearly, its position in the compensation band (band interval from 85 to 115% of the median) and the need to make any adjustments to the monthly compensation is assessed.

In the variable compensation, the short-term incentive (PLR) is proposed according to the goals of each member and Braskem’s operating results are (EBITDA, working capital (KG) and investments (CAPEX) are assessed. In long-term incentive (ILP), the Board of Directors assesses and approves the list of eligible individuals, as well as the proposal of actions to be taken according to specific criteria.

As a result, the Company seeks to compensate its Officers in the 3rd quartile of the market, acknowledging and encouraging them to obtain and overcome the results to be achieved.

The Company offers the same benefits package to all of its members, including bylaws and non-bylaws Officers.

Fiscal Council

The monthly compensation of the effective mebers of Fiscal Council   is obtained through specialized surveys, by comparison with companies of similar size, with due regard to the minimum amount set forth by article 162, paragraph 3 of the Corporate Law. The compensation strategy looks for competitiveness to ensure attractiveness, seeking to be in a competitive position within the market.

Committees

The Company differentiates the monthly fees of the Coordinators from the members of the Committees, in accordance with the responsibilities and participation in each Committee, taking into account a market comparison performed every year.

 (iv)        reasons that justify the composition of the compensation

Board of Directors

References are obtained through the results of specialized surveys conducted with companies of a size similar to that of the Company.

It is understood that the members of the Board of Directors must be entitled only to the fixed compensation in order to reflect the recognition given to their function that supervises and guides the Company business, without, however, any involvement with its execution.

Statutory  and Non- Statutory Executive Office

The composition of the compensation of the Statutory and non- Statutory Officers of the Company aims to attract, develop and retain the best professionals, based on the market’s practices regarding fixed and variable compensation and the benefits package for each position. The Company has competitive practices regarding variable compensation, as it understands that this way it aligns the interests of officers with those of the Company, sharing the risks and results of the Company with its main executives, seeking to obtain gains through the commitment to long-term results and short-term performance.

The distribution of the compensation between fixed and variable portions and the benefits practiced in the fiscal year ended on December 31, 2018 and that foreseen for the fiscal year ending on December 31, 2019, has an emphasis on variable compensation, and are thus in line with the objectives of the compensation policy adopted by the Company.

Fiscal Council

References are obtained through the results of specialized surveys conducted with companies of a size similar to that of the Company, with due regard to the provision of paragraph 3 of article 162 of the Corporate Law regarding the minimum legal compensation.

Committees

The composition of the compensation is in line with market practices compared to similarly sized companies and the differentiations of members and leaders of committees have become necessary in order to be in line with their duties and responsibilities.

(v)          non-paid members

Alternate members of the Board of Directors do not receive monthly fixed fees. However, if they participate as Members of the Committees of the Board of Directors, they are compensated therefor, as described in item 13.1.

 (c)         main performance indicators taken into account upon determination of each element of compensation

Board of Directors

The fixed monthly compensation of the Board of Directors is determined by means of market research, taking into account their responsibilities and attributions in the exercise of their functions. There is no performance indicator to determine the variable compensation since this group is not eligible thereto. Statutory and Non-  Executive Office

The classification of the monthly compensation of each Statutory  and non- Statutory  Officer of the Company is linked to the assessment and classification of the position in the salary structure and market comparison, as well as to the individual performance (merits) and also to the salary adjustment according to study of the annual inflation.

The short-term variable compensation is conditioned to the assessment and to the compliance with individual goals connected to the challenges of their share program in the year and to the operational and economic performance of the Company within the period in question, considering the following elements: (i) Operating EBITDA; (ii) working capital variation; (iii) operational investment (CAPEX); and (iv) payment of dividends.

The Long-Term variable compensation (ILP) is linked to the compliance with the conditions described in item 13.4.

Fiscal Council

The fixed monthly compensation of the Fiscal Council is determined by means of market research, taking into account their responsibilities and attributions in the exercise of their functions. There is no performance indicator to determine the variable compensation since this group is not eligible thereto. It is worth noting that the minimum amount established by article 162, paragraph 3, of the Corporation Law is observed.

Committees

The fixed monthly compensation for the Committees coordinators and members is determined by means of market research, taking into account their responsibilities and attributions in the exercise of their functions. There is no performance indicator to determine the variable compensation since this group is not eligible thereto.

(d)          how compensation is structured to reflect the evolution of performance indicators

Board of Directors

Not applicable, given that the members of the Board of Directors are not eligible for variable compensation.

Statutory and Non- Statutory  Executive Office

The changes in the short-term variable compensation items are directly related to the individual performance of the officers and the Company and to the achievement of the targets established for a given period. In the long-term, however, they are linked to the performance of the Company’s share.

Fiscal Council

Not applicable, given that the members of the Company’s Fiscal Council are not eligible for variable compensation.

Committees

Not applicable, given that the members of the Company’s Committees are not eligible for variable compensation.

(e)          how the compensation policy or practice is aligned with the interests of the issuer in the short, medium and long term

The compensation strategy is connected to factors and premises that make it more: (i) equitable (compensate proportionally according to the skills, professional qualification and impact on results); (ii) competitive (suitable to market standards); (iii) efficient (regarding the costs for the Company); and (iv) safe (committed to the continuity and growth of the business).

To the extent that the short-, medium- and long-term targets are met, more results are generated for the Company, making it more valuable. In turn, the Company distributes such results in the form of short- and long-term variable remuneration. This cycle causes the Company to grow and develop to seek its perpetuity.

(f)           existence of compensation supported by direct or indirect subsidiaries, controlled companies or controlling companies

There is no compensation supported by direct or indirect subsidiaries, controlled companies or controlling companies of the Company.

(g)          existence of any compensation or benefit linked to the occurrence of a given corporate event, such as the disposal of corporate control of the issuer

There are no compensation elements linked to the occurrence of corporate events.

(h)          practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and the executive board, indicating: (i) the bodies and committees of the issuer that are part of the decision-making process, identifying the manner in which they participate; (ii) criteria and methodology used to set the individual compensation, indicating if studies were used to verify the market practices and, if so, the comparison criteria and scope of these studies; and (iii) how often and in which manner the board of directors evaluate the adequacy of the compensation policy of the issuer

(i) The proposal for Global Compensation of the Managers and Fiscal Council is based on market studies, as previously mentioned, and it is submitted for analysis of the Personnel and Organization Committee of the Board of Directors (“CPO”) prior to the submission of the proposal for approval at an Annual General Meeting (“AGM”). After approval at the AGM, the CPO recommends to the Board of Directors the proposal for individualization of the Compensation of the Managers, which is subsequently approved at a Board of Directors Meeting. (ii) The proposal for individualization of the Compensation of the Managers is carried out as previously described in relation to the Market comparison and strategic position of the members of the Board of Directors, as well as for the Bylaws Officers. (iii) The frequency of the studies for updating and comparison to the market occurs on an annual basis.

13.2 - Total compensation of the board of directors, Statutory executive office and Fiscal Council

Total compensation estimated for the current Fiscal Year ending on 12/31/2019 - Annual Amounts
	Board of Directors	Statutory Executive Office	Fiscal Council	Total
Total number of members*	11	7	5	23
Number of paid members** (1)	11	7	5	23
Annual fixed compensation
Wage or pro labore	8,940,000.00	12,428,977.77	918,000.00	22,286,977.77
Direct and indirect benefits	N/A	324,755.51	N/A	324,755.51
Participation in committees	3,492,000.00	N/A	N/A	3,492,000.00
Others	4,724,160.00	7,285,795.55	183,600.00	12,193,555.55
Description of other fixed compensations	The INSS (Brazilian Social Security Institute) amounts total BRL2,859.360.00 and (ii) contingency sum in the amount of BRL 1,864,800.00	The INSS amounts total BRL3,285,795.55 and (ii) contingency sum in the amount of BRL 4,000,000	The INSS amounts total BRL 183,600.00
Variable compensation
Bonus	N/A	N/A	N/A	N/A
Profit sharing	N/A	25,404,466.83	N/A	25,404,466.83
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others	N/A	7,519,722.18	N/A	7,519,722.18
Description of other variable compensations	N/A	The INSS amounts total BRL 7,519,722.18	N/A	N/A
Post-employment	N/A	725,358.23	N/A	725,358.23
Cessation of position	N/A	N/A	N/A	N/A
Based on shares, including options (2)	N/A	12,194,144.08	N/A	12,194,144.08
Note	N/A	N/A	N/A	N/A
Total compensation	17,156,160.00	65,883,220.15	1,101,600.00	84,140,980.15

Total compensation for the Fiscal Year ended on 12/31/2018 - Annual Amounts
	Board of Directors	Statutory Executive Office	Fiscal Council	Total
Total number of members*	11	7	5	23
Number of paid members** (1)	11	7	5	23
Annual fixed compensation
Wage or pro labore	7,061,072.40	10,773,526.65	844,000.00	18,678,599.05
Direct and indirect benefits	N/A	250,127.05	N/A	250,127.05
Participation in committees	3,301,583.33	N/A	N/A	3,301,583.33
Others	2,072,531.15	2,154,705.33	168,800.00	4,396,036.48
Description of other fixed compensations	The INSS amounts total BRL 2,072,531.15)	The INSS amounts total BRL 2,154,705.33	The INSS amounts total BRL 168,800.00
Variable compensation
Bonus	N/A	N/A	N/A	N/A
Profit sharing	N/A	18,962,786.00	N/A	18,962,786.00
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others	N/A	5,056,596.07	N/A	5,056,596.07
Description of other variable compensations	N/A	The INSS amounts total BRL 5,056,596.07	N/A	N/A
Post-employment	N/A	747,253.08	N/A	747,253.08
Cessation of position	N/A	N/A	N/A	N/A
Based on shares, including options (2)	N/A	2,384,979.00	N/A	2,384,979.00
Note	N/A	N/A	N/A	N/A
Total compensation	12,435,186.88	40,329,973.18	1,012,800.00	53,777,960.06

(1) It considers, in addition to the 11 effective members, the  alternates that are compensated only for their participation in Committees of the Board of Directors. (See item 13.16)

(2) Related to the 2018 Annual Program o ILP, with award estimated only for 3 years (2021), as per item 13.4.

Total compensation for the Fiscal Year ended on 12/31/2017 - Annual Amounts
	Board of Directors	Statutory Executive Office	Fiscal Council	Total
Total number of members*	11.00	6.25	5.00	22.25
Number of paid members** (1)	11.00	6.25	4.5	21.75
Annual fixed compensation
Wage or pro labore	6,283,683.80	9,130,490.99	604,588.60	16,018,763.39
Direct and indirect benefits	0.00	212,075.73	0.00	212,075.73
Participation in committees	0.00	0.00	0.00	0.00
Others	1,256,736.76	1,826,098.20	120,917.72	3,223,752.68
Description of other fixed compensations	The INSS amounts total 1,256,736.76	The INSS amounts total 1,826,098.20	The INSS amounts total 120,917.72.	The INSS amounts total 3,203,752.68
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	23,004,418.35	0.00	23,004,418.35
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	4,600,883.67	0.00	4,600,883.67
Description of other variable compensations	0.00	The INSS amounts total 4,600,883.67		The INSS amounts total 4,600,883.67
Post-employment	0.00	434,915.25	0.00	434,915.25
Cessation of position	0.00	0.00	0.00	0.00
Based on shares, including options	0.00	0.00	0.00	0.00
Total compensation (***)	7,540,420.56	39,208,882.19	725,506.32	47,474,809.09

(1) It considers, in addition to the 11 effective members, the 2 alternates that started to be compensated only for their participation in Committees of the Board of Directors.

*Note: The total number of members of the Board of Directors, the Statutory  Executive Office and the Fiscal Council was calculated according to the annual average of the number of members of each body calculated monthly, to two decimal places.

**Note: The number of paid members of each body corresponds to the annual average of the number of members of each body to which the compensation was recognized in the income statement for the year, calculated monthly.

Total compensation for the Fiscal Year ended on 12/31/2016 - Annual Amounts
	Board of Directors	Statutory Executive Office	Fiscal Council	Total
Total number of members*	10.50	6.00	5.00	21.50
Number of paid members**	10.50	6.00	4.00	20.50
Annual fixed compensation
Wage or pro labore	BRL 3,431,462.71	BRL 8,340,447.83	BRL 509,914.50	BRL 12,281,825.04
Direct and indirect benefits	0.00	BRL 193,753.89	0.00	BRL 193,753.89
Participation in committees	0.00	0.00	0.00	0.00
Others	BRL 686,292.54	BRL 1,668,089.56	BRL 101,982.90	BRL 2,456,365.00
Description of other fixed compensations	The INSS amounts total BRL 686,292.54.	The INSS amounts total BRL 1,668,089.56.	The INSS amounts total BRL 101,982.90.
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	22,345,008.68	0.00	22,345,008.68
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	4,469,001.73	0.00	4,469,001.73
Description of other variable compensations		The INSS amounts total BRL 4,469,001.73.
Post-employment	0.00	321,384.36	0.00	321,384.36
Cessation of position	0.00	0.00	0.00	0.00
Based on shares, including options	0.00	0.00	0.00	0.00
Total compensation	4,117,755.25	37,337,686.06	611,897.40	42,067,338.71

*Note: The total number of members of the Board of Directors, the Bylaws Executive Office and the Fiscal Council was calculated according to the annual average of the number of members of each body calculated monthly, to two decimal places.

**Note: The number of paid members of each body corresponds to the annual average of the number of members of each body to which the compensation was recognized in the income statement for the year, calculated monthly.

13.3 – Variable compensation of the board of directors, Bylaws Management and Fiscal Council

Variable compensation - Fiscal Year ending on 12/31/2019
	Board of Directors	Bylaws Executive Office	Fiscal Council	Total
Total number of members*	11.00	7.00	5.00	23.00
Number of paid members**	0.00	7.00	0.00	7.00
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan – achieved targets	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	25.404.466,83*	N/A	25.404.466,83*
Amount set forth in the compensation plan – achieved targets	N/A	20.323.573,46	N/A	20.323.573,46
Amount actually recognized in the results of the fiscal year	N/A	N/A	N/A	N/A

(*) This amount may be changed depending on the results generated by the Company

Variable compensation - Fiscal Year ended on 12/31/2018
	Board of Directors	Statutory Executive Office	Fiscal Council	Total
Total number of members*	11.00	7.00	5.00	23.00
Number of paid members**	0.00	7.00	0.00	7.00
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan – achieved targets	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	24,206,250.00	N/A	24,206,250.00
Amount set forth in the compensation plan – achieved targets	N/A	19,365,000.00	N/A	19,365,000.00
Amount actually recognized in the results of the fiscal year	N/A	18,962,786.00	N/A	18,962,786.00

Variable compensation - Fiscal Year ended on 12/31/2017
	Board of Directors	Statutory Executive Office	Fiscal Council	Total
Total number of members*	11.00	6.25	5.00	22.25
Number of paid members**	0.00	6.25	0.00	6.25
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan – achieved targets	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount set forth in the compensation plan	N/A	0.00	N/A	0.00
Maximum amount set forth in the compensation plan	N/A	BRL 22,150,000.00(1)	N/A	BRL 22,150,000.00(1)
Amount set forth in the compensation plan – achieved targets	N/A	BRL 17,720,000.00(1)	N/A	BRL 17,720,000.00(1)
Amount actually recognized in the results of the fiscal year	N/A	BRL 23,004,418.35	N/A	BRL 23,004,418.35

*Note: The total number of members of the Board of Directors, the Statutory Executive Office and the Fiscal Council was calculated according to the annual average of the number of members of each body calculated monthly, to two decimal places.

**Note: The number of paid members of each body corresponds to the annual average of the number of members of each body to which the compensation was recognized in the income statement for the year, calculated monthly.

(1) Does not include payroll charges, just Profit Sharing.

Variable compensation - Fiscal Year ended on 12/31/2016
	Board of Directors	Statutory Executive Office	Fiscal Council	Total
Total number of members*	10.50	6	5	21.50
Number of paid members**	0.00	6	0.00	6.00
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan – achieved targets	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount set forth in the compensation plan	N/A	0.00	N/A	0.00
Maximum amount set forth in the compensation plan	N/A	19,400,000.00(1)	N/A	19,400,000.00(1)
Amount set forth in the compensation plan – achieved targets	N/A	15,520,000.00(1)	N/A	15,520,000.00(1)
Amount actually recognized in the results of the fiscal year	N/A	22,345,008.68(1)	N/A	22,345,008.68(1)

*Note: The total number of members of the Board of Directors, the Statutory Executive Office and the Fiscal Council was calculated according to the annual average of the number of members of each body calculated monthly, to two decimal places.

**Note: The number of paid members of each body corresponds to the annual average of the number of members of each body to which the compensation was recognized in the income statement for the year, calculated monthly.

(1) Does not include payroll charges, just Profit Sharing.

13.4 – Equity-based compensation plan of the board of directors and statutory executive office

Board of Directors

The Company did not have in the last fiscal year, and does not have in the current fiscal year, an equity-based compensation plan for the members of the Board of Directors.

Statutory Executive Office

The Company did not have in the last fiscal year an equity-based compensation plan for the members of the Statutory Executive Office; however, according to Extraordinary General Meeting held on March 21, 2018, a Restricted Shares Award Plan of the Company was approved, including, among other participants, the Statutory Executive Officers.

(a)          general terms and conditions

Those individuals who work and are part of the Company or the companies controlled thereby, including, but not limited to, the Officers, may be indicated to participate in Braskem S.A’s Restricted Shares Award Plan (“Plan”). The Board of Directors shall define, among those participants who are in such positions, those who may participate in each annual restricted shares award program (respectively, “Program” and “Eligible Persons”).

The Eligible Persons shall express their desire to adhere to the Plan and to the respective Program, upon the execution of the respective Award Agreement, then being referred to as “Participants”.

The award of the Restricted Shares (“Consideration”) shall be conditioned to the voluntary investment of the Participants’ own funds to acquire owned shares (“Owned Shares”), and the Eligible Persons may voluntarily invest, with their own funds, the minimum amount of 10% and the maximum amount of 20% of the gross amount of their short-term planned incentive related to the annual profit sharing program (“PLR”).

The goal of the Plan is to award two (02) Restricted Shares to one (01) Own Share. However, the Board of Directors may define, as an exception and with a justification, to each Program, a different multiple of Restricted Shares to be transferred to each Owned Share under the terms and conditions of the applicable Award Agreement, observing the minimum of one (01) Restricted Share and the maximum of three (3) Restricted Shares to each Owned Share. The number shall be defined at the exclusive discretion of the Board of Directors from the analysis of the following indicators: (a) the performance of the Company in the fiscal year immediately before the execution of the Award Agreement; (b) the expected challenge level to the Company in the next three (03) years after the approval of each Program; and (c) the value of the Restricted Shares traded at B3 S.A. (“B3”) on the date of approval of each Program.

Without prejudice to other conditions established in the Programs and in the respective Award Agreements, the rights of the Participants in relation to the Restricted Shares, especially to the transfer of ownership of the Restricted Shares, shall only be acquired if the Participants: (i) remain continually bound as Members of the Company or of a company controlled by the Company for a period of three (3) years counted as of the execution of the Award Agreement (“Waiting Period”), and, cumulatively; (ii) maintain, under their uninterrupted ownership, the Owned Shares since their acquisition until the end of the Waiting Period.

(b)          main goals of the plan

The Plan’s goal is to promote: (a) the alignment between the interests of the Participants and that of the shareholders of the Company and of the companies controlled thereby; and (b) the incentive for the Participants to remain in the Company or in the companies controlled thereby.

(c)          how the plan contributes to such goals

The Plan is an important component to ensure the total compensation strategy, ensuring competitiveness in the market, and, at the same time, maintaining the involvement and commitment of the Participants with the Company and the challenges of the petrochemical cycle.

In that sense, the implementation of the Plan contributes to ensure the convergence of interests between Members and shareholders for the creation of value to the Company.

(d)          how the plan is inserted in the issuer’s compensation policy

The Plan is one of the relevant components of the Company’s total compensation package.

One of the concepts defined in the Company’s Compensation Policy is that the compensation is defined based on the capacity of the members to generate and exceed the results, sharing part of these results with the members responsible for its generation. In that sense, the Plan is an important component of variable compensation to supplement and ensure the total compensation strategy, seeking long-term results for the Company by making their shares valuable, and acting as a strong component in the retention of the Participants.

(e)          how the plan aligns the interests of the managers and the issuer in the short, medium and long term

The implementation of the Plan is a way to ensure the convergence of interests between members and shareholders for the creation of value in the short, medium and long terms for the Company. Through the Plan, leaders and subordinates assume the commitment to achieve and exceed the planned results and to share part of these results with the members responsible for its generation.

The Waiting Period set forth in the Plan, during which the Restricted Shares are not transferred to the Participant, favors the retention of the Participants during such period.

(f)           maximum number of shares covered

The maximum number of shares covered by the Plan is of 1.5% of the Company’s Share Capital, which corresponds, on this date, to eight billion, forty-three million, two hundred and twenty-two thousand, eighty Reais and fifty centavos (BRL 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and eighteen thousand, five hundred and fifty-four (797,218,554) shares.

(g)          maximum number of options to be awarded

Not applicable, since share options shall not be awarded as a result of the Plan.

(h)          conditions to acquire shares

The Consideration shall be conditioned to the voluntary investment of the Participants’ own funds in the acquisition of Owned Shares.

The rights of Participants in relation to the Restricted Shares, especially to the transfer of ownership of the Restricted Shares, shall only be acquired if Participants: (i) remain continually bound as Members of the Company or of a company controlled by the Company for a period of three (3) years counted as of the execution of the Award Agreement and, cumulatively; (ii) maintain, under their uninterrupted ownership, the Owned Shares since their acquisition until the end of the Waiting Period.

(i)           criteria to establish the purchase price or exercise

The reference price of the Restricted Shares that the Company shall award shall be the amount of the market price of the Restricted Share in the location of each Participant in the second business day immediately before the respective transfer of the Restricted Shares, or, if there is no trade of the Restricted Shares in the location of the Participant, it shall be the price of said Restrict Shares at B3 in the second business day immediately before the respective date of payment, converted to the currency of the location of the Participant.

(j)           criteria to establish the term of exercise

The Waiting Period shall be three (03) years as of the date of execution of the Award Agreement.

During the Waiting Period, Participant shall remain bound to the Company or to the companies controlled thereby, maintaining the uninterrupted ownership of their Owned Shares in order to be entitled to the transfer of the Restricted Shares by the Company or by the companies controlled thereby under the terms and conditions established in this Plan, in the respective Program and in the Award Agreement, observing the rules related to the situations of dismissal from the Company, as set forth in the Plan and respective Award Agreements.

(k)          form of liquidation

Once the conditions established in the Plan and in the applicable Award Agreement are met, and as long as the applicable legal and regulatory requirements are observed, the Company or the companies controlled thereby shall transfer, through a private transaction, to the Participants, within at most sixty (60) days, the number of Restricted Shares to which the Participants are entitled. Except regarding the taxes that will be discounted, the Company or the companies controlled thereby, as the case may be, shall bear any costs for the transfer of the Restricted Shares to the Participants. If it is not possible to deliver said Restricted Shares to the Participants, the Company and/or the companies controlled thereby may pay the Participants, with immediately available funds, in the currency of the place where the Participant works, the amount equivalent to the Restricted Shares awarded taking into consideration the Reference Price of the Restricted Shares, net of the taxes that may be levied thereon.

(l)           restrictions to the transfer of shares

The rights of Participants in relation to the Restricted Shares, especially to the transfer of the ownership of the Restricted Shares, shall only be acquired if Participants: (i) remain continually bound as Members of the Company or of a company controlled by the Company for a period of three (3) years counted as of the execution of the Award Agreement, and, cumulatively; (ii) maintain, under their uninterrupted ownership, the Owned Shares since their acquisition until the end of the Waiting Period.

(m) criteria and events that, when verified, will entail the suspension, alteration or termination of the plan

In case of: (i) Change in the Control of the Company (as defined in the Plan); (ii) a public offering for the closing of the Company’s capital is conducted; (iii) corporate restructuring resulting in a significant decrease of the value and the liquidity of the Restricted Shares in comparison with the price and the average volume traded over the six (06) months before the date of the corporate restructuring, the Participants shall be entitled to receive, within sixty (60) days after the occurrence of the event set forth in this clause: (a) the Restricted Shares which acquisition rights have already been vested in the Participants, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not yet been vested in the Participants, so that said rights shall be automatically brought forward.

The Plan also establishes that, in the event of changing the number, nature and class of shares of the Company as a result of bonus, splitting, reverse split, or conversion of shares into another nature or class, or conversion of other securities issued by the Company into shares, the Company's Board of Directors shall assess the need to make adjustments to the Programs and the Plan in order to avoid distortions and losses to the Company and the companies controlled thereby or to the Participants.

Moreover, any relevant legal amendment to the rules of the joint-stock companies, to the publicly-held companies, to the labor laws and/or the tax effects of a restricted shares award plan in any of the jurisdictions where it will be implemented may lead to full revision of this Plan, in order to ensure compliance with the applicable laws.

Finally, the right to receive the Restricted Shares pursuant to this Plan, the respective Program and the applicable Award Agreement shall be automatically extinguished and without any indemnity rights, ceasing all effects by operation of law if the Company is wound up, liquidated or if its bankruptcy is decreed.

(n) effects of the withdrawal of the manager from the issuer’s bodies on the rights set out in the equity-based compensation plan

In case of Termination of the Participant: (i) upon dismissal with cause or dismissal from a position due to violation of duties and responsibilities of a manager; (ii) due to a request from a Participant (including voluntary dismissal or resignation from a managerial position); or (iii) any event of retirement other than an Agreed Retirement (as defined in the Plan), the Participant shall lose any and all rights connected to the Restricted Shares pursuant to the Plan, any Program and Award Agreement, which shall be automatically and lawfully terminated on the Termination date (as defined in the Plan), regardless of prior notice or notification, and with no right to any indemnification of the Participant, except for the Restricted Shares already obtained until the actual Termination date, even if they have not been actually transferred by the Company or by a company controlled thereby.

In case of Termination of a Participant due to: (i) dismissal by the Company or by the companies controlled thereby, without cause; (ii) removal from the position of administrator without the occurrence of violation of their duties and responsibilities; or (iii) upon transfer of the Participant to hold a position in a company integrating the same group as the Company which is not a participant in the Plan, the Participant shall be entitled to receive: (a) the Restricted Shares which acquisition rights have already been vested in the Participant, even if the Restricted Shares have not been actually transferred by the Company or by a company controlled thereby; and (b) of a pro rata quantity of the Restricted Shares which acquisition rights are still to be acquired by the Participant, taking into account, for said pro rata calculation, the number of full months in which the Participant worked at the Company or a company controlled thereby in relation to the number of months of the Waiting Period, being that such remaining Restricted Shares shall be automatically and lawfully terminated on the Termination date, regardless of prior notice or notification, and without any right to any indemnification of the Participant. The delivery of the Restricted Shares to the Participant shall be made on the originally scheduled date, considering the compliance with the Waiting Period, unless established otherwise in the Award Agreement, being certain that the Company may, exceptionally and at its exclusive discretion, bring forward the delivery of said Restricted Shares at any time.

In case of Termination of a Participant due to Agreed Retirement, the Participant shall be entitled to receive: (a) the Restricted Shares which acquisition rights have already been vested in the Participant, even if the Restricted Shares have not been actually transferred by the Company or by a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not been fully vested in the Participant at the Termination date. The delivery of the Restricted Shares to the Participant shall be made on the originally scheduled date, considering the compliance with the Waiting Period, unless otherwise established in the Award Agreement, being certain that the Company may, at its exclusive discretion, bring forward the delivery of said Restricted Shares at any time.

In case of Termination of a Participant due to: (i) death; or (ii) permanent disability, the heirs or legal successors (for the case described in (i)) or legal representative (for the case described in (ii)) shall be entitled to receive, within sixty (60) days after the occurrence of any of the events established in this clause: (a) the Restricted Shares which acquisition rights have already been vested in the Participant, even if the Restricted Shares have not been actually transferred by the Company or a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not yet been vested in the Participant, so that said rights shall be automatically brought forward, unless established otherwise in the Award Agreement.

13.5 – Equity-based compensation of the board of directors and statutory executive office

The Company did not have in the last fiscal year, and does not have in the current fiscal year, an equity-based compensation plan for members of the Board of Directors. With regard to the Statutory Executive Office, it has an equity-based compensation plan, as per the Plan approved at the Extraordinary General Meeting on March 21, 2018, and the Program approved by the Board of Directors on March 28, 2018.

	Board of Directors	Statutory Executive Office
Total number of members	11	7
Number of paid members	0	7
Weighted average price of exercise:	N/A	N/A
(a) Outstanding shares at the start of the fiscal year	N/A	N/A
(13) Options lost during the fiscal year	N/A	N/A
(13) d) Options expired during the fiscal year	N/A	N/A
Potential dilution in case of exercise of all granted options	N/A	N/A

13.6 – Information on the outstanding options held by the board of directors and the statutory executive office

Not applicable, since there was no outstanding option held by the Statutory Executive Office of the Company at the end of the last fiscal year. With respect to the Board of Directors, it should be clarified that there was not in the last fiscal year (and there is not in the current fiscal year) an equity-based compensation plan for its members.

13.7 – Options exercised and shares delivered with respect to the equity-based compensation of the board of directors and statutory executive office

Not applicable, considering that there were no options exercised and shares delivered with respect to the equity-based compensation of the Company’s Board of Directors and Statutory Executive Office at the end of the last fiscal year and during the current fiscal year.

13.8 - Information required for the comprehension of the data disclosed in items 13.5 to 13.7 – Method for pricing the share and option values

Not applicable.

13.9 - Information on the number of shares or quotas directly or indirectly held in Brazil or abroad, and other securities convertible into shares or quotas issued by the issuer, its direct or indirect controlling persons, controlled companies or companies under common control, by members of the board of directors, the statutory executive office or the fiscal council: (It is not filled out by Compensation)

On 12/31/2018
		Board of Directors	Statutory Executive Office	Fiscal Council	Total
Company	Category

Issuer
Braskem S.A.	Common Shares	0	0	1,000	1,000
	Preferred Shares – Class A	11,726	84,242	2,000	97,968
	Preferred Shares – Class B	0	0	0	0

Direct and indirect controlling shareholders
Odbinv S.A.	Common Shares	0	0	0	0
	Preferred Shares	0	0	0	0

On 12/31/2017
		Board of Directors	Statutory Executive Office	Fiscal Council	Total
Company	Category

Issuer
Braskem S.A.	Common Shares	0	0	0	0
	Preferred Shares – Class A	11,726	510	0	12,236
	Preferred Shares – Class B	0	0	0	0

Direct and indirect controlling shareholders
Odbinv S.A.	Common Shares	1,683,394,556	0	0	1,683,394,556
	Preferred Shares	0	0	0	0

On 12/31/2016
		Board of Directors	Statutory Executive Office	Fiscal Council	Total
Company	Category

Issuer
Braskem S.A.	Common Shares	0	0	0	0
	Preferred Shares – Class A	76,526	510	0	77,036
	Preferred Shares – Class B	0	0	0	0

Direct and indirect controlling shareholders
Odbinv S.A.	Common Shares	1,683,394,556	0	0	1,683,394,556
	Preferred Shares	-	-	-	-

(*)The table above shows only direct and indirect controlling shareholders of the Company in which the members of the Board of Directors and members of the Fiscal Council appointed for election at the Annual General Meeting for the fiscal year ended on December 31, 2018, as well as our Statutory Officers in office, hold a stake. To see the direct and indirect share control of the Company, please refer to items 15.1 and 15.2 of the Company’s Reference Form available in the IPE System.

13.10 – Information on the social security plans granted to the members of the board of directors and the statutory officers

We present below the information on the Company’s social security plan in force in the last fiscal year:

	Board of Directors (Effective Members)	Statutory Officers
Total number of members	11	7
Number of paid members*	11	7
Plan's name	N/A	Odebrecht Previdência
Number of managers under retirement conditions	N/A	0
Conditions to early retirement	N/A	There is no possibility of early retirement

Updated accrued amount of the contributions accumulated in the social security plan until the end of the last fiscal year, less the portion related to the contributions directly made by the managers (in BRL)

	N/A	BRL 3,269,498.00
Total accrued amount of the contributions made during the last fiscal year, less the portion related to the contributions directly made by the managers (in BRL)	N/A	BRL 535,612.19
Possibility and conditions for early redemption	N/A	There is no possibility of early redemption

*Note: The number of paid members of each body corresponds to the number of officers and directors linked to the Company's social security plan.

13.11 - Maximum, minimum and average individual compensation of the board of directors, Statutory Officers and fiscal council

Annual amounts

	Statutory Officers			Board of Directors			Fiscal Council
	12/31/2018	12/31/2017	12/31/2016	12/31/2018	12/31/2017	12/31/2016	12/31/2018	12/31/2017	12/31/2016
No. of members	7	6.25	6.00	11	11.00	10.50	5	5.00	5.00
No. of paid members	7	6.25	6.00	11	11.00	10.50	5	4.50	4.00
Highest compensation amount (Reais)	14,738,146.47	13,115,784.05	6,796,177.88	2,724,000.00	1,164,000.00	750,751.92	202,560	162,724.80	152,856.00
Lowest compensation amount (Reais)	2,133,502.21	4,624,112.26	4,364,137.24	792,000.00	223,330.51	268,408.31	202,560	162,724.80	152,856.00
Average compensation amount (Reais)	5,761,424.74	6,273,421.15	6,222,947.68	1,105,162.44	685,492.78	392,167.17	202,560	161,223.63	152,856.00

Note

Statutory Officers
12/31/2018

[The amounts informed in the table above consider the social charges (INSS).

In 2018, the highest and lowest compensation item was ascertained with the exclusion of 1 member who exercised the position for less than 12 months.]

12/31/2017

The amounts informed in the table above consider the social charges (INSS).

In 2017, the highest and lowest compensation item was ascertained with the exclusion of 1 member who exercised the position for less than 12 months.

12/31/2016

The amounts informed in the table above consider the social charges (INSS).

In 2016, due to the change of the composition of the Bylaws Executive Office occurred in May, 4 members who exercised the activities for a period of less than 12 months were excluded from the highest and lowest compensation item .

Board of Directors
12/31/2018

The amounts informed in the table above consider the social charges (INSS).

The highest and lowest compensation item was ascertained with the exclusion of members who exercised the position for less than 12 months.

It does not consider the alternates that are paid only for their participation in Committees of the Board of Directors.

12/31/2017

The amounts informed in the table above consider the social charges (INSS).

The highest and lowest compensation item was ascertained with the exclusion of members who exercised the position for less than 12 months.

It does not consider the alternates that are paid only for their participation in Committees of the Board of Directors.

12/31/2016

The amounts informed in the table above consider the social charges (INSS).

The highest and lowest compensation item was ascertained with the exclusion of members who exercised the position for less than 12 months.

Fiscal Council
12/31/2018

[The amounts informed in the table above consider the social charges (INSS).

The highest and lowest compensation item was ascertained with the exclusion of members who exercised the position for less than 12 months.]

12/31/2017

The amounts informed in the table above consider the social charges (INSS).

The highest and lowest compensation item was ascertained with the exclusion of members who exercised the position for less than 12 months.

12/31/2016

The amounts informed in the table above consider the social charges (INSS).

The highest and lowest compensation item was ascertained with the exclusion of members who exercised the position for less than 12 months.

13.12 – Compensation or indemnification mechanisms for the managers in the event of dismissal from a position or retirement

The Company does not rely on compensation or indemnification mechanisms for managers in case of dismissal from a position or retirement, except for the rights related to the ILP  Program, applicable only to officers and other members that are eligible, as described in item 13.4 of the Reference Form.

The Company's managers are covered by the Directors & Officers Liability Insurance (D&O) policy, issued by Chubb, with coverage valid until April 21, 2019. The policy has a worldwide coverage, and the net policy premium in force was USD 1,901 thousand.

Pursuant to the policy, the managers shall be indemnified for losses and damages (including defense costs) resulting from third-party claims against the managers based on omission or harmful acts practiced in the exercise of their functions (as long as it is not the case of willful misconduct or gross negligence equivalent to willful misconduct). As a complement to the D&O Insurance described above, the Company shall be authorized to enter into an indemnity commitment with its former managers, in case they are included as defendants of administrative or judicial proceedings that contemplate the collection of debts for which Braskem is liable, in situations involving a regular act of the management done in good faith and in the best interest of the Company. For further information, see item 12.11 of the Reference Form.

13.13 – Percentage of the total compensation held by managers and members of the fiscal council who are parties related to controlling shareholders

Fiscal year ended on	Board of Directors	Fiscal Council	Statutory Officers
2018	8.6%	0.00%	0.00%
2017	6.07%	0.00%	0.00%
2016	13.04%	0.00%	0.00%

13.14 – Compensation of managers and members of the fiscal council, grouped by body, received for any reason other than the position they hold

In the last three fiscal years, no amounts have been recognized within the Company's results as compensation of managers and members of the fiscal council received for any reason other than the position they hold in the Company.

13.15 – Compensation of managers and members of the fiscal council recognized in the results of direct or indirect controlling companies, companies under common control and controlled companies of the issuer

Not applicable, in the last three fiscal years no compensation of managers and members of the fiscal council of the Company was recognized in the results of direct or indirect controlling companies, companies under common control and controlled companies of the Company, either for the exercise of their managerial duties or for any other reason.

13.16 – Other relevant information

Total compensation for the Fiscal Year ended on 12/31/2018 - Annual Amounts

	Board of Directors	Total
Total number of members	2	2
Number of paid members (1)	2	2
Wage or pro labore	N/A	N/A
Direct and indirect benefits	N/A	N/A
Participation in committees	232,000.00	232,000.00
Others	46,400.00	46,400.00
Description of other fixed compensations	The INSS amounts total 46,400.00	The INSS amounts total 48,000
Bonus	N/A	N/A
Profit sharing	N/A	N/A
Participation in meetings	N/A	N/A
Commissions	N/A	N/A
Others	N/A	N/A
Description of other variable compensations	N/A	N/A
Post-employment	N/A	N/A
Cessation of position	N/A	N/A
Based on shares, including options	N/A	N/A
Note	N/A	N/A
Total compensation	278,400.00	278,400.00

(1) This considers the alternates that are paid only for their participation in Committees of the Board of Directors. (Amounts already reported in the Compensation set forth for the Current Fiscal Year ending 12/31/2018)

Total compensation for the Fiscal Year ended on 12/31/2017 - Annual Amounts

	Board of Directors	Total
Total number of members	2	2
Number of paid members (1)	2	2
Wage or pro labore	N/A	N/A
Direct and indirect benefits	N/A	N/A
Participation in committees	100,000.00	100,000.00
Others	20,000.00	20,000.00
Description of other fixed compensations	The INSS amounts total 20,000	The INSS amounts total 20,000
Bonus	N/A	N/A
Profit sharing	N/A	N/A
Participation in meetings	N/A	N/A
Commissions	N/A	N/A
Others	N/A	N/A
Description of other variable compensations	N/A	N/A
Post-employment	N/A	N/A
Cessation of position	N/A	N/A
Based on shares, including options	N/A	N/A
Note	N/A	N/A
Total compensation	120,000.00	120,000.00

(1) It considers the 2 alternates that are compensated only for their participation in Committees of the Board of Directors.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.